Exhibit 99.1
ROYAL BANK OF CANADA REPORTS THIRD QUARTER 2005 RESULTS
The financial information in this document is in Canadian dollars and based on financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise noted.
Third quarter 2005 highlights compared with the third quarter of 2004:
•	Third quarter net income of $979 million, up $236 million or 32% from a year ago

•	Diluted earnings per share (EPS) of $1.48, up $.36 or 32%

•	Return on common equity (ROE) of 20.0%, up 390 basis points

•	Tier 1 capital ratio of 9.7%, up from 9.1%
Third quarter 2005 highlights for continuing operations (1) compared with the third quarter of 2004:
•	Third quarter net income of $1,001 million, up $230 million or 30% from a year ago

•	Diluted EPS of $1.51, up $.35 or 30%

•	ROE of 20.2%, up 360 basis points

•	Total revenues of $4,938 million, up $430 million or 10%

•	Non-interest expense of $2,741 million, up $66 million or 3%

•	Total provision for credit losses of $128 million, up $3 million
TORONTO, August 26, 2005 — Royal Bank of Canada (RY on TSX & NYSE ) reported net income of $979 million for the third quarter ended July 31, 2005, up 32% from a year ago. Diluted EPS were $1.48, up 32%. Return on equity was 20.0%, up 390 basis points.
     From continuing operations, net income was $1,001 million and diluted EPS were $1.51, both up 30% from a year ago. Return on equity from continuing operations was 20.2%, up 360 basis points.
     Commenting on the results, Gordon M. Nixon, President & CEO , said, “I am pleased with the performance of all of our business segments and with our continued strong credit quality this quarter. Our Canadian Personal and Business and Global Capital Markets segments generated very strong earnings growth of 31% and 33%, respectively. Our U.S. and International Personal and Business segment’s earnings, based on U.S. dollars, increased 8% and were up 27% (2) excluding a tax provision related to the disposition of RBC Mortgage Company. This performance reflects our continued focus on improving our U.S. and International segment’s results.”
     Total revenues from continuing operations increased $430 million or 10% from a year ago, largely reflecting strong growth in revenues from the Canadian Personal and Business segment where loan and deposit volumes rose and revenues from our insurance and investment management businesses (full-service brokerage, mutual funds and investment management) all increased substantially. In addition, revenues from underwriting activities in the Global Capital Markets segment were higher. The 10% revenue growth was achieved despite a $125 million reduction in total revenues due to the strengthening of the Canadian dollar versus the U.S. dollar.

(1)	Continuing operations exclude the results of our discontinued operations, RBC Mortgage Company.

(2)	Net income and related ratios which exclude the tax provision related to the disposition of discontinued operations (RBC Mortgage Company) are non-GAAP measures. Refer to page 4 for a discussion and reconciliation of these measures.
Table of contents

1	Quarterly highlights
2	President & Chief Executive Officer’s message
3	Performance compared to objectives
3	Third quarter business highlights
5	Management’s discussion & analysis
5	RBC overview
6	Selected consolidated financial information and other highlights
7	Financial overview
8	Consolidated results from continuing operations
12	Quarterly results and trend analysis
12	Accounting policies and estimates
13	Business segment results from continuing operations
20	Balance sheet highlights
21	Capital management
22	Liquidity management
23	Credit risk management
23	Market risk management
25	Off-balance sheet arrangements
25	Caution regarding forward-looking statements
26	Interim consolidated financial statements
39	Shareholder information

2 ROYAL BANK OF CANADA THIRD QUARTER 2005
     Non-interest expense from continuing operations increased $66 million or 3% from a year ago, with $31 million (US$25 million) of the increase attributable to our agreement (announced on July 28, 2005) to settle our part of the MegaClaims bankruptcy lawsuit brought by Enron Corp. against us and a number of other financial institutions. In addition, stock-based compensation increased and variable compensation was higher primarily due to stronger business performance. The appreciation of the Canadian dollar relative to the U.S. dollar reduced non-interest expense by $70 million.
     The total provision for credit losses from continuing operations was $128 million compared to $125 million a year ago.
     Compared to the second quarter of 2005, net income increased $72 million or 8% and diluted EPS increased $.11 or 8%. Net income from continuing operations was up $85 million or 9%, and diluted EPS from continuing operations increased $.13 or 9%. Revenues from continuing operations were up $249 million or 5%, largely in the Canadian Personal and Business segment due to higher volumes in lending and deposits and increased insurance-related income and credit card service fees, and three additional days in the quarter compared to the prior quarter. Non-interest expense from continuing operations was up $77 million or 3% primarily due to the $31 million Enron bankruptcy settlement costs and higher sales and service personnel, in part due to a seasonal increase in part-time staff.
     Nine-month net income was $2,865 million, up $576 million or 25% from the first nine months of 2004, and nine-month diluted EPS were $4.35, up $.90 or 26%. From continuing operations, nine-month net income was $2,894 million, up $558 million or 24%, with earnings growth recorded in all business segments. Revenues from continuing operations were up $1,168 million or 9%, with the majority of the increase in Canadian Personal and Business, which reflects volume growth in our disability insurance operations, which have included the Canadian operations of Provident Life and Accident Assurance Company (UnumProvident) since May 1, 2004. Higher loan volumes and greater revenues from mutual funds and investment management activity also contributed to the increase. Non-interest expenses from continuing operations declined by $40 million. The provision for credit losses was up $103 million or 41%, largely reflecting a $150 million general allowance reversal in the first quarter of 2004.
     Discontinued operations (RBC Mortgage Company) recorded a net loss of $22 million in the third quarter compared to a net loss of $28 million a year ago. The current period loss largely reflects charges related to the sale and wind-down of operations and accounting adjustments related to prior periods. Compared to the second quarter, the net loss from discontinued operations was $13 million higher in the third quarter. The net loss for the nine months ended July 31, 2005, of $29 million compares favourably to the net loss of $47 million a year ago, as stronger results from the sale of mortgages were partly offset by lower mortgages held for sale and mortgage originations and narrower spreads.
     The Tier 1 capital ratio was 9.7%, compared to 9.1% in the third quarter of last year and 9.5% last quarter, while the Total capital ratio was 13.4% versus 12.7% a year ago and 12.8% last quarter.
PRESIDENT & CHIEF EXECUTIVE OFFICER’S MESSAGE
We are pleased with the very strong earnings growth we have delivered this quarter, particularly in the Canadian Personal and Business and Global Capital Markets segments, where net income was up 31% and 33%, respectively, over a year ago. We are encouraged by the U.S. and International Personal and Business segment’s 27% growth in earnings, which is based on U.S.dollars and excludes the impact of a tax provision related to the disposition of RBC Mortgage Company. The strong underlying earnings performance of the U.S.and International Personal and Business segment reflects its solid revenue growth, good cost control and favourable credit quality.
     We are most pleased with the 7% operating leverage (the difference between revenue growth and non-interest expense increase) we realized over last year’s third quarter. In our Canadian Personal and Business segment, in particular, operating leverage was 12%. We also continue to experience strong credit quality.
Performance review
Our nine-month 2005 performance, compared to our objectives for the year, is shown on page 3. We met or exceeded almost all of our financial objectives. Both earnings growth and ROE were above 20% and our objectives. In the areas of revenue growth, portfolio quality and capital ratios we performed better than our objectives. In our expense control, we met our objective. In light of the strong level of earnings growth this year, our dividend payout ratio fell slightly below our target range even though we increased our common share dividends by 14% over the first nine months of 2004. As for share valuation, our share price performance significantly outperformed the S&P/TSX Banks Index. Since the end of our 2004 fiscal year our total return to shareholders has been 25.0%, and since the end of 1994 our annualized total return has been 20.7%.
Strategic goals
Our strategic goals are:
1)	To be the undisputed leader in financial services in Canada

2)	To build on our strengths in banking, wealth management and capital markets in the United States

3)	To be a premier provider of selected global financial services
We continue to take actions to achieve these goals.
     In Canada, in the third quarter, our Canadian Personal and Business segment enhanced its distribution capabilities by opening the first multi-line insurance outlet to provide clients a convenient way to meet face to face with an insurance advisor. It also continued to enhance the product suite in businesses such as credit cards, insurance, asset management and brokerage. An example is the new RBC Cathay Pacific Visa Platinum card introduced in Canada. In the capital markets business in Canada, we enhanced our structured products offerings with a new commodity-linked notes product, which provides investors returns based on the price performance of a basket of commodities.
     In the United States, RBC Centura expanded its suite of mortgage products in the quarter while RBC Dain Rauscher launched a new process to help financial advisors develop solutions for clients in their pre-retirement years.
     We also took steps to enhance our global financial service offerings. For example, Global Private Banking’s network of

ROYAL BANK OF CANADA THIRD QUARTER 2005 3
offices throughout Asia teamed up with our International Banking group in Canada to establish a new International Client group to expand wealth management and banking solutions for high net worth Asian clients. In addition, we reached an agreement to combine our top-rated institutional investor services business with Dexia Banque Internationale à Luxembourg (Dexia) in a joint venture that will rank among the top 10 global custodians in the world and will offer a complete range of investor services to institutions around the world.
     Finally, I would like to acknowledge the contributions of our people who have continued to respond well to changes within RBC and to look for ways to serve their clients better.

Gordon M. Nixon
President & Chief Executive Officer
PERFORMANCE COMPARED TO OBJECTIVES

	2005 objectives	Nine-month performance

1. Valuation
Maintain top quartile valuation levels:
• Share price/book value:	1st quartile of	2nd quartile of
	S&P/TSX Banks Index(1)	S&P/TSX Banks Index (2)

• Share price/earnings:	1st quartile of	4th quartile of
	S&P/TSX Banks Index (1)	S&P/TSX Banks Index (3)

Share price growth:	Above S&P/TSX Banks Index	Above S&P/TSX Banks Index

2. Earnings growth
Grow diluted earnings per share by:	20%+ (1)	26%
		25	% (5)
3. Return on common equity (ROE)
Achieve an ROE of:	18-20% (1)	20.6%
		20.6	% (5)
4. Revenue growth
Achieve revenue growth of:	6-8% (1), (4)	9	% (5)

5. Non-interest expense control
Limit expense growth to:	Less than 3% (1)	(.5)	% (5)

6. Portfolio quality
Achieve a ratio of specific provisions
for credit losses to average loans and acceptances:	.35-.45% (1)	.21	% (5), (6)

7. Capital management
Capital ratios(7): Tier 1 capital	8-8.5%	9.7%
Total capital	11-12%	13.4%

8. Dividend payout ratio (8)	40-50% (1)	39%
		38	% (5)

(1)	These objectives were established in late 2004 when U.S. GAAP was our primary GAAP for reporting purposes. Although we adopted Canadian GAAP as our primary GAAP effective last quarter, we are maintaining these objectives for 2005 since our performance under U.S. and Canadian GAAP does not differ materially.

(2)	Computed by us on July 31, 2005, based on book values at April 30, 2005.

(3)	Computed by us on July 31, 2005, based on analysts’ average diluted EPS estimates for 2006.

(4)	Based on our expectation of an average Canadian dollar value of US$.80 in 2005.

(5)	Calculated on a continuing operations basis.

(6)	A $52 million transfer of the allocated specific allowance to the allocated general allowance during the first quarter 2005 decreased this ratio by .04%.

(7)	Calculated using guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI).

(8)	Common dividends as a percentage of net income after preferred dividends.
THIRD QUARTER BUSINESS HIGHLIGHTS
Key third quarter 2005 announcements, product enhancements and recognition for each of our business segments are discussed below.
Canadian Personal and Business
•	RBC Asset Management led the mutual funds industry with more than $1.3 billion in net sales of long-term funds during the quarter. This marks the seventh consecutive quarter in which RBC Asset Management has been the industry leader, driven by strong demand for its products by clients and advisors across multiple distribution channels.

•	RBC Royal Bank and Cathay Pacific introduced the RBC Cathay Pacific Visa Platinum card, the only credit card in Canada that allows cardholders to earn Cathay Pacific Asia Miles every time they use their Visa card. In addition, RBC and Esso extended their long-standing alliance by offering members of both RBC Rewards and Esso Extra the ability to transfer blocks of points between the two card loyalty programs.

4 ROYAL BANK OF CANADA THIRD QUARTER 2005
•	RBC Insurance marked a significant milestone with the opening of its first new concept multi-line insurance outlet in July. The office, located next to an RBC Royal Bank branch in Scarborough, Ontario, provides a convenient retail option for customers wishing to meet face to face with an insurance advisor for home, auto, travel and life insurance products. RBC Insurance plans to open several more offices near RBC Royal Bank branches over the next year.
U.S. and International Personal and Business
•	On May 27th, we announced an agreement to sell certain assets of RBC Mortgage Company to Home123 Corporation, a wholly owned subsidiary of New Century Mortgage Corporation.

•	RBC Centura continued to expand its in-branch mortgage business, which resulted in a double-digit percentage increase year-over-year in new origination business. As part of its strategy, RBC Centura enhanced its suite of mortgage products by introducing the new RBC Centura Self-Help mortgage product to provide easier access to mortgages. It offers qualifying customers more credit and underwriting flexibility, and RBC Centura retains the servicing on these loans after they close.

•	RBC Dain Rauscher launched its Converting Wealth to Income initiative, which focuses on the growing importance of retirement income planning. This new process is designed to help financial advisors develop strategies and solutions for clients who are in their pre-retirement years, but need help addressing issues such as longevity, withdrawal rates and inflation, in order to create a steady stream of income during retirement.

•	Global Private Banking’s network of offices throughout Asia, including Hong Kong, Singapore, Brunei and Tokyo, will be working closely with a newly established International Client group consisting of 25 international private banking and investment specialists based in Vancouver. The International Client group combines the forces of two growing businesses serving the Asia-Pacific region: Global Private Banking, which provides global full-service brokerage, international trust solutions and a full range of wealth management solutions to high net worth non-resident clients; and the International Banking group in Canada, which provides personal financial services primarily to Asian clients. The combined International Client group will focus on serving non-resident clients who want to invest or have assets in Canada, as well as Canadian citizens living in Asia.
Global Capital Markets
•	Once again, we were the leading Canadian dollar bond new issue dealer in the first half of 2005, domestically and globally. In the U.S. , our success in municipal finance continued with our best mid-year debt rankings to date: sixth overall for Senior Managed Negotiated and Co-Managed deals and first overall for number of issues in both categories.

•	Our growing structured products business was enhanced. A new commodity-linked notes product provides investors returns based on commodities prices such as aluminium, crude oil, copper, lead, natural gas, nickel and platinum.

•	RBC participated in a number of landmark transactions this quarter:
•	Joint lead manager on a highly successful, oversubscribed US$1 billion debt issuance by Germany’s largest development agency, Kreditanstalt für Wiederaufbau Bankengruppe.

•	Co-Documentation Agent (bank deal) and Co-Manager (bonds) with a commitment of 10% of a US$8 billion of bank/bond financing completed for the $11.3 billion acquisition of SunGard, a global leader in integrated software and processing solutions, by a consortium of sponsor funds.

•	Joint book runner on a US$200 million issue of senior subordinated notes, the proceeds of which will be used to refinance the senior subordinated bridge loan facility of Dollarama, a leading operator of dollar discount stores in Canada.
•	RBC Capital Markets won several awards this quarter: two Euromoney Awards for Excellence (Canadian Debt House of the Year and Canadian Equity House of the Year) and ten Canadian research awards by StarMine and National Post. This recognition follows on the heels of six North American research awards by StarMine and Forbes in the previous quarter.

•	Royal Bank of Canada and Dexia reached an agreement to combine their institutional investor services businesses in an equally owned joint venture to be named RBC Dexia Investor Services, pending regulatory and other approvals. The new company, with approximately US$1.8 trillion in client assets under custody will rank among the world’s top 10 global custodians and will offer a complete range of investor services to institutions around the world.
Corporate Support
•	RBC Financial Group was again recognized by CIO Magazine (U.S. edition) with a place on the CIO 100 list. This annual award recognizes the top 100 leaders in technology and organizational excellence from around the world. We were recognized for a change initiative that consolidated and subsequently led to the creation of our Global Technology and Operations (GTO) group last year. GTO is designed to help us leverage the combined power of information technology and operations to continue to provide better, faster and more responsive service to our clients.GTO also contributed to the very successful “turn off paper statement” functionality in online banking.
Non-GAAP Financial Measures
Earnings and related ratios for the U.S. and International Personal and Business segment, which exclude the impact of the weakening of the U.S. dollar and taxes related to the disposition of RBC Mortgage Company, are non-GAAP financial measures. Management believes that these non-GAAP financial measures provide a fuller understanding of the ongoing operations of our U.S.and International Personal and Business segment. Additionally, readers may find this and other non-GAAP financial measures useful in analyzing financial performance without the impact of certain items that may obscure underlying trends.
     A reconciliation of the net income for the U.S. and International Personal and Business segment is as follows:

	July 31		July 31
Net income for U.S. and International Personal and Business	2005		2004		$ change		% change

Net income (C$ millions)		$81		$81		$—	—%
Conversion to U.S. dollar equivalent		(16)		(21)		n.m.	n.m.

Net income	US$	65	US$	60	US$	5	8%
Tax provision relating to discontinued operations		11		—		n.m.	n.m.

Net income (non-GAAP)	US$	76	US$	60	US$	16	27%

n.m. — not meaningful

ROYAL BANK OF CANADA THIRD QUARTER 2005 5
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THIRD QUARTER 2005
This discussion and analysis of our financial condition and results of operations is provided to enable a reader to assess material changes in our financial condition and results of operations for the three and nine months ended July 31, 2005, compared to the corresponding periods in the preceding fiscal year with emphasis on the three-month comparison. The overview of management’s discussion and analysis highlights selected information and may not contain all information that is important to the reader. For a complete understanding of trends, events, uncertainties and the effect of critical accounting estimates on our results and financial condition this management’s discussion and analysis should be read carefully together with our Interim Consolidated Financial Statements and related notes and our 2004 Annual Report. This management’s discussion and analysis is dated August 26, 2005. All amounts are in Canadian dollars and are based on financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP), unless otherwise specified.
Additional information relating to Royal Bank of Canada is available free of charge on our website at rbc.com, on the Canadian Securities Administrators’ website at sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s website at sec.gov.
RBC OVERVIEW
ROYAL BANK OF CANADA (TSX, NYSE: RY) uses the initials RBC as a prefix for its businesses and operating subsidiaries, which operate under the master brand name of RBC Financial Group. We are Canada’s largest bank as measured by assets, and one of North America’s leading diversified financial services companies. We provide personal and commercial banking, wealth management services, insurance, corporate and investment banking, and transaction processing services on a global basis. We employ over 60,000 people who serve more than 14 million personal, business and public sector clients through offices in North America and some 30 countries around the world.
Realignment and Client First Initiative
Effective November 1, 2004, we realigned our organizational structure, resources and processes to meet the financial needs of our clients more effectively across all of our businesses. As part of the realignment, our five previous business segments were realigned into three business segments structured around client needs and geographic location. All other enterprise level activities that are not allocated to these three business segments are reported under our fourth segment, Corporate Support. This new management structure is the basis on which we report our segmented information. Each of our new segments, as well as our discontinued operations, are detailed below. Coincident with our realignment, we launched our Client First Initiative, which comprises activities to find new ways to generate stronger revenue growth and streamline our organization for faster decision-making, quicker implementation and better productivity.
Canadian Personal and Business
The Canadian Personal and Business segment consists of our banking and investment businesses in Canada and our global insurance businesses. This segment provides financial products and services to over 11 million individual and business clients in Canada through a variety of distribution channels including branches, business banking centres, automated banking machines, full-service brokerage operations, career sales forces, the telephone, Internet channels and independent third-party distributors. This segment is comprised of the following:
     Personal Lending focuses on meeting the needs of our individual clients at every stage of their lives through a wide range of products including home equity financing, personal financing and credit cards.
     Personal Payments and Client Accounts provides core deposit accounts, transactional payment services, foreign exchange and other related services to individual clients.
     Investment Management provides full-service and discount brokerage, asset management, trust services and other products and services.
     Business Markets offers a wide range of lending, deposit and transaction products and services to small and medium-sized business and commercial, farming and agriculture clients.
     Global Insurance offers a wide range of creditor, life, health, travel, home and auto insurance products and services to individual and business clients in Canada and the U.S., as well as reinsurance for clients around the world.
U.S. and International Personal and Business
The U.S.and International Personal and Business segment consists of banking and retail brokerage businesses in the U.S., banking in the Caribbean, and private banking internationally. This segment is comprised of the following:
Banking comprises our U.S. and Caribbean banking operations. These businesses offer a broad range of banking products and services to personal and business clients in their respective markets.
     Wealth Management comprises certain activities of RBC Dain Rauscher (the fixed income business is reported in Global Capital Markets as part of our global debt business) and Global Private Banking. In the U.S. we offer investment, advisory, and asset management services to individuals, and clearing and execution services to small and mid-sized independent broker-dealers and institutions. Internationally, we offer private banking, trust, investment management and investment advisory solutions to high net worth clients.
Global Capital Markets
Global Capital Markets provides a wide range of investment banking, sales and trading, research and related products and services to corporations, governments and institutional clients in North America and specialized products and services globally. This segment is comprised of the following:
Global Markets consists of global debt (including the fixed income business of RBC Dain Rauscher, as noted above), money market, foreign exchange, derivatives, alternative assets, private debt and equity, and proprietary trading businesses.
     Global Investment Banking and Equity Markets consists of corporate and investment banking (including the strategic lending portfolio), and equity sales and trading businesses.
     Other consists of custody and investment administration services, correspondent banking services, commercial banking, research, the non-strategic lending portfolio and centralized management associated with the segment’s lending portfolios. During the quarter we announced an agreement to form a joint venture with Dexia Banque Internationale à Luxembourg (Dexia), which will combine our institutional investor services businesses. The resulting company, RBC Dexia Investor Services, will rank as one of the world’s top 10 global custodians, which will offer a complete range of investor services to institutions around the world. This transaction is expected to close by early 2006.

6 ROYAL BANK OF CANADA THIRD QUARTER 2005
Corporate Support
The Corporate Support segment comprises our operations and technology groups, corporate treasury and other corporate functions. These groups and functions primarily incur costs that are attributed to the respective business segments based on methodologies outlined in “Business segment results from continuing operations.” The reported results for this segment largely reflect consolidation adjustments and activities that are undertaken for the benefit of the organization and are not allocated to the business segments. These activities may include transactions undertaken for the management of liquidity, capital, risk or strategic purposes.
Discontinued Operations (RBC Mortgage Company)
Following a strategic review of our U.S. operations earlier this year, we determined that RBC Mortgage Company was no longer a core business that would positively contribute to our U.S. operations. Accordingly, during the quarter we identified RBC Mortgage Company as discontinued operations and, on May 27th, announced an agreement to sell certain assets of the company to Home123 Corporation, a wholly owned subsidiary of New Century Mortgage Corporation. The final closing of the sale is subject to customary closing conditions and regulatory approvals. Refer to Note 3 of the Interim Consolidated Financial Statements for further details.
SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER HIGHLIGHTS

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions, except per share amounts)	2005	2005	2004	2005	2004

Continuing operations
Total revenues	$4,938	$4,689	$4,508	$14,400	$13,232
Non-interest expense (NIE)	2,741	2,664	2,675	8,059	8,099
Provision for credit losses (PCL)	128	116	125	352	249
Insurance policyholder benefits, claims and acquisition expenses	681	622	575	1,885	1,535
Business realignment charges	1	2	—	5	—
Net income before income taxes	1,387	1,285	1,133	4,099	3,349
Net income from continuing operations	1,001	916	771	2,894	2,336
Net loss from discontinued operations	(22)	(9)	(28)	(29)	(47)
Net income	$979	$907	$743	$2,865	$2,289

Segments — net income
Canadian Personal and Business	$688	$531	$525	$1,822	$1,603
U.S. and International Personal and Business	81	86	81	263	202
Global Capital Markets	249	286	187	792	593
Corporate Support	(17)	13	(22)	17	(62)
Net loss from discontinued operations	(22)	(9)	(28)	(29)	(47)
Net income	$979	$907	$743	$2,865	$2,289

Total revenues from continuing operations	$4,938	$4,689	$4,508	$14,400	$13,232
Taxable equivalent basis (teb) adjustment(1)	25	27	11	76	38
Total revenues from continuing operations (teb)(1)	$4,963	$4,716	$4,519	$14,476	$13,270

Selected information
Earnings per share (EPS) — diluted	$1.48	$1.37	$1.12	$4.35	$3.45
Return on common equity (ROE)(2)	20.0%	19.9%	16.1%	20.6%	17.0%
Return on risk capital (RORC)(2)	33.4%	32.4%	25.4%	33.5%	27.0%
Common share price — close (as at quarter end)	$77.40	$74.95	$61.50	$77.40	$61.50
Selected information for continuing operations
Earnings per share (EPS) — diluted	$1.51	$1.38	$1.16	$4.40	$3.52
Return on common equity (ROE)(2)	20.2%	19.9%	16.6%	20.6%	17.3%
Return on risk capital (RORC)(2)	34.1%	32.7%	26.4%	33.8%	27.6%
Net interest margin(3)	1.44%	1.56%	1.52%	1.52%	1.52%
Net interest margin (teb)(1), (3)	1.46%	1.59%	1.53%	1.55%	1.53%
Capital ratios(4)
Tier 1 capital ratio(4)	9.7%	9.5%	9.1%	9.7%	9.1%
Total capital ratio(4)	13.4%	12.8%	12.7%	13.4%	12.7%
Average common equity(2)	$19,150	$18,400	$18,200	$18,350	$17,800
Average risk capital(2)	$11,500	$11,350	$11,500	$11,300	$11,200
Selected balance sheet data
Total assets	$466,305	$434,873	$423,612	$466,305	$423,612
Securities	155,682	139,585	136,579	155,682	136,579
Personal loans	134,670	129,618	121,875	134,670	121,875
Business and government loans	52,381	49,779	50,202	52,381	50,202
Deposits	304,416	283,492	277,492	304,416	277,492
Other selected information
Assets under administration	1,732,800	1,718,300	1,593,900	1,732,800	1,593,900
Assets under management	104,900	101,900	95,600	104,900	95,600
Business information for continuing operations
Employees (full-time equivalent)	60,627	59,803	61,965	60,627	61,965
Bank branches	1,411	1,408	1,421	1,411	1,421
Business banking centres	65	65	65	65	65
Automated banking machines	4,317	4,363	4,415	4,317	4,415

Period average USD equivalent of C$1.00	.810	.811	.745	.816	.752
Period-end USD equivalent of C$1.00	.817	.795	.752	.817	.752

(1)	These measures are non-GAAP financial measures. The taxable equivalent basis (teb) adjustment relates to the Global Capital Markets segment only. Refer to “Performance and Non-GAAP measures” for further discussion.

(2)	Average common equity and the Return on common equity are calculated using month-end balances for the period. Average risk capital and the Return on risk capital are non-GAAP financial measures. Refer to “Performance and Non-GAAP measures” for further discussion.

(3)	Net interest margin (NIM) and Net interest margin (teb) are calculated as Net interest income and Net interest income (teb), respectively, divided by Average assets. Average assets are calculated using month-end balances for the period.

(4)	Calculated using guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI).

ROYAL BANK OF CANADA THIRD QUARTER 2005 7
FINANCIAL OVERVIEW
Our overall results this quarter benefited from a continuing strong North American economy. Low interest rates, solid business and household balance sheets and strong employment levels resulted in increased demand for consumer and business loans and related financing products and continuing favourable credit conditions. Rising U.S. interest rates and improved market conditions in the latter half of the quarter resulted in favourable conditions for new equity issuances.
     We reported net income of $979 million in the third quarter ended July 31, 2005, up $236 million or 32% from a year ago. Diluted EPS were $1.48, up $.36 or 32%. ROE was 20.0% compared to 16.1% a year ago.
Continuing operations net income of $1,001 million was up $230 million or 30% from a year ago. Diluted EPS were $1.51, up $.35 or 30%. ROE was 20.2% compared to 16.6% a year ago. Revenues increased by 10%, while non-interest expense increased by 3%. The 10% revenue growth largely reflected strong growth in revenues from the Canadian Personal and Business segment where loan and deposit volumes rose and revenues from our insurance and investment management businesses (full-service brokerage, mutual funds and investment management) all increased substantially. In addition, revenues from underwriting activities in Global Capital Markets were higher. The 3% increase in non-interest expense largely reflected the Enron bankruptcy settlement costs noted below, higher stock-based compensation costs and higher variable compensation costs mainly due to stronger business performance. Total provision for credit losses increased by $3 million or 2% from a year ago.
Canadian Personal and Business net income was $688 million, up $163 million or 31% from a year ago, primarily due to strong revenue growth across all our business lines. These business results continue to be supported by a low interest rate environment, strong employment levels, increasing home equity values and higher consumer confidence in capital markets.
U.S. and International Personal and Business net income of $81 million was unchanged from a year ago despite an increase in revenues and lower non-interest expense, as we recorded a $13 million tax provision related to the disposition of our discontinued operations and net income was reduced by $9 million due to the strengthening of the Canadian dollar relative to the U.S. dollar over the prior period. Higher revenues in the quarter were driven by increased loan and deposit balances, wider spreads and higher fee-based income, while the prior period revenues benefited from favourable securities gains not repeated this quarter. Non-interest expense decreased 1% in part due to a $9 million insurance recovery this quarter relating to certain mortgages that were believed to have been fraudulently originated in 2001 and 2002.
Global Capital Markets net income was $249 million, an increase of $62 million or 33% from a year ago mainly due to higher revenues, a recovery of credit losses resulting from the favourable resolution of a previously impaired loan and a lower effective tax rate. The revenue increase was largely the result of higher equity and debt origination activity and higher private equity returns. This was partially offset by lower foreign exchange trading, the Enron bankruptcy settlement costs and higher variable compensation on stronger business performance.
Corporate Support net loss of $17 million in the quarter reflects mark-to-market losses on derivatives relating to certain economic hedges, which were partially offset by interest refunds received on tax reassessments related to prior years.
Compared to the first nine months of 2004, net income from continuing operations was up $558 million or 24%. Revenues were up $1,168 million or 9%, with the majority of the increase in Canadian Personal and Business, which reflects volume growth in disability insurance, which has included the Canadian operations of Provident Life and Accident Assurance Company (UnumProvident) since May 1, 2004, as well as higher loan volumes and greater revenues from mutual funds and investment management activity. Non-interest expense decreased $40 million or 1% from a year ago, primarily due to the impact of the lower U.S. dollar/Canadian dollar exchange rate, which was partially offset by higher sales and service personnel and advertising costs in support of our business growth. The decrease also reflected the $74 million Cooperatieve Centrale Raiffeisen-Boerenleenbank, B.A. (Rabobank) settlement costs, net of related reductions in compensation and tax expense, which were incurred in the first quarter of 2004. Our 2005 cost management initiatives, which resulted in a reduction of support staff, also contributed to the reduction. The provision for credit losses increased by $103 million or 41% from the prior period, mainly reflecting the $150 million reversal of the general allowance in the first quarter of 2004.
Compared to Q2 2005, net income from continuing operations increased $85 million or 9% largely reflecting higher revenues, partly offset by increased expenses. Revenues from continuing operations were up $249 million or 5%, largely in the Canadian Personal and Business segment due to higher volumes in lending and deposits and increased insurance-related income and credit card service fees, and three additional days in the quarter compared to the prior quarter. Non-interest expense increased by $77 million or 3%, mainly reflecting the Enron bankruptcy settlement costs and higher sales and service personnel costs, in part due to a seasonal increase in part-time staff.
Discontinued operations had a net loss of $22 million in the current quarter compared to a net loss of $28 million a year ago. The current period loss largely reflects charges related to the sale and wind-down of operations and accounting adjustments related to prior periods. The charges include items such as the cost of closing our Chicago office and certain branches and a writedown of goodwill and intangibles. The prior period loss was primarily due to losses on the sale of mortgages. The net loss for the nine months ended July 31, 2005, of $29 million compares favourably to the net loss of $47 million in the prior year, as stronger results from the sale of mortgages were partly offset by lower mortgages held for sale and mortgage originations and narrower spreads. Net losses in the quarter were up $13 million from a loss of $9 million last quarter, largely reflecting the charges related to the sale and wind-down of operations and accounting adjustments related to prior periods, which were partly offset by lower staff costs.
U.S. geographic operations’ net income from continuing operations in the current quarter was $121 million, up $24 million or 25% compared to a year ago, primarily due to higher debt origination activity and the recovery of a credit loss due to the sale of a previously impaired corporate loan, partially offset by the Enron

8 ROYAL BANK OF CANADA THIRD QUARTER 2005
bankruptcy settlement costs. Net income for the nine months ended was $338 million, up $209 million or 162% largely resulting from the Rabobank settlement costs in the prior period and higher debt origination activity this period. Net income from our U.S. geographic operations was down $14 million from the second quarter of 2005, mainly reflecting a $13 million tax provision taken this quarter related to the disposition of our discontinued operations.
Capital ratios
As at July 31, 2005, the Tier 1 capital ratio was 9.7% compared to 9.1% or 60 basis points higher than the third quarter of last year. The Total capital ratio was 13.4% compared to 12.7% a year ago or 70 basis points higher.
Impact of U.S. vs. Canadian dollar

	For the three		For the nine
	months ended		months ended
	Q3 2005 vs.		Q3 2005 vs.
(C$ millions, except per share amounts)	Q2 2005	Q3 2004	Q3 2004

Total revenues	$2	$(125)	$(340)
Non-interest expense	—	70	185
Net income from continuing operations	—	(25)	(70)
Net income	—	(23)	(68)

EPS — continuing operations — diluted	$—	$(.04)	$(.11)

EPS — diluted	$—	$(.04)	$(.10)

Our U.S. dollar-denominated results are impacted by fluctuations in the U.S. dollar/Canadian dollar exchange rates. During the current quarter, the Canadian dollar exchange rate appreciated 9% from the corresponding period a year ago resulting in a $23 million decrease to our U.S. dollar-denominated net income and a reduction of $.04 on our current quarter’s diluted EPS. The average Canadian dollar exchange rate remained flat compared to the prior quarter and did not result in any impact to our U.S. dollar-denominated net income in the current quarter.
U.S. GAAP
Under U.S. generally accepted accounting principles (U.S. GAAP), net income was $1,008 million, up $240 million or 31% from a year ago, and diluted EPS were $1.52, up $.37 or 32%. U.S. GAAP net income was $29 million higher than Canadian GAAP net income in the third quarter of 2005, largely due to differences in accounting for derivative instruments and hedging activities and insurance accounting under the two GAAPs. Refer to Note 13 of the Interim Consolidated Financial Statements.
Litigation
During the quarter we announced an agreement to settle our part of the MegaClaims bankruptcy lawsuit brought by Enron Corp. against us and a number of other financial institutions. We agreed to pay Enron $31 million (US $25 million) in cash, which payment has been expensed in the quarter. In addition we agreed to pay $29 million (US $24 million), which has been recorded as a deferred charge, in return for the recognition of a $140 million (US $114 million) claim against the Enron bankruptcy estate of which a $61 million (US $50 million) claim had been previously transferred to a third party. The agreement is subject to execution of definitive settlement documentation and federal bankruptcy court approval.
     We remain a defendant in several lawsuits brought against us and a number of financial institutions, law firms, accountants and certain current and former officers and directors of Enron, by prior Enron investors. We are also a third-party defendant in cases where Enron’s accountants filed third-party claims against us and other parties seeking contribution if they are found liable. We will defend ourselves vigorously in these cases. No reserve has been established for these lawsuits at this time, as it is not possible to predict the timing or outcome of this litigation, or our exposure. Refer to Note 11 of the Interim Consolidated Financial Statements.
CONSOLIDATED RESULTS FROM CONTINUING OPERATIONS
The following provides a discussion of our reported results from continuing operations. Factors that primarily relate to a specific segment are discussed in detail in the respective segment results section. In addition to providing an analysis of the current period to the comparable quarter a year ago, we have also included an analysis in comparison to the preceding quarter.
     For a discussion of our discontinued operations refer to the “Financial Overview.”
Total revenues
The following table presents our revenues by key products and services:

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions)	2005	2005	2004	2005	2004

Interest income(1)	$4,237	$4,075	$3,461	$12,153	$10,153
Interest expense(1)	2,580	2,413	1,827	7,140	5,359

Net interest income	$1,657	$1,662	$1,634	$5,013	$4,794

Investments (brokerage, investment management and mutual funds)	$832	$851	$765	$2,481	$2,399
Insurance (premiums, investment and fee income)	886	813	792	2,472	2,080
Banking (service charges, foreign exchange other than trading, card services and credit fees)	602	537	544	1,702	1,618
Trading	452	373	351	1,286	1,169
Underwriting and other advisory	251	266	214	793	701
Other (other non-interest income, gain/loss on securities sales and securitization)	258	187	208	653	471

Non-interest income	$3,281	$3,027	$2,874	$9,387	$8,438

Total revenues	$4,938	$4,689	$4,508	$14,400	$13,232

(1)	In the quarter we reclassified expenses related to dividends on securities borrowed in Global Capital Markets from Non-interest income to Net interest income to better reflect the nature of this activity. The amounts are as follows: Q3 2005, $40; Q2 2005, $113; Q1 2005, $33; Q4 2004, $84; Q3 2004, $20.

ROYAL BANK OF CANADA    THIRD QUARTER 2005    9
Q3 2005 vs. Q3 2004
Total revenues increased $430 million or 10% from a year ago reflecting revenue growth across all lines of business in part due to our growth initiatives and favourable North American business conditions. These factors resulted in increased revenue from our lending, deposit and insurance businesses, Canadian equity and U.S. debt origination activity and strong mutual fund sales. This revenue increase was partially offset by a reduction of $125 million due to the strengthening of the Canadian dollar versus the U.S. dollar.
     Net interest income increased $23 million or 1%, largely driven by increased loan and deposit volumes in both Canada and the U.S., partially offset by increased funding costs as a result of higher volumes and rates on funding positions related to equity trading.
     Investments-related revenue increased $67 million or 9% reflecting increased revenues due to higher transaction volumes and growth in client assets in our full-service brokerage business and strong mutual fund sales.
     Insurance-related revenues were up $94 million or 12% from last year due to higher volumes in all businesses. The loss of fee income associated with the sale of Liberty Insurance Services Corporation (Liberty Insurance Services) in the first quarter of 2005 was more than offset by increases in investment income on equities backing policyholder deposits and increases relating to reinsurance agreement renewals.
     Banking revenues increased $58 million or 11% due to higher transaction volumes and service fees.
     Trading revenues increased $101 million or 29% primarily due to higher gains realized in equity trading on higher levels of activity, offset by decreases in the fixed income, money market and foreign exchange businesses.
     Underwriting and other advisory revenues increased $37 million or 17% due to higher Canadian equity and U.S. debt originations and improving market conditions.
     Other revenues increased $50 million or 24%. The increase is mainly due to a $37 million favourable cumulative accounting adjustment to reflect our ownership interest in an investment. Higher securitization revenues and higher private equity gains also contributed to the increase and were partially offset by securities gains recognized in the prior year.
Q3 2005 vs. Q3 2004 (Nine months ended)
Total revenues increased $1,168 million or 9% from the same period last year. Increases were realized across all business categories, despite an offset of $340 million due to the strengthening of the Canadian dollar versus the U.S. dollar.
     Net interest income increased $219 million or 5%, mainly driven by increased loan and deposit volumes in both Canada and the U.S., partially offset by increased funding costs as a result of higher volumes and rates on funding positions related to equity trading.
     Investments-related revenue increased $82 million or 3%, primarily due to strong mutual fund sales and capital appreciation.
     Insurance-related revenues increased $392 million or 19%, mainly reflecting growth in our disability insurance business, which has included UnumProvident since May 1, 2004. This was partially offset by the effect of the sale of Liberty Insurance Services, which occurred in the first quarter of 2005.
     Banking revenues increased $84 million or 5% due to higher transaction volumes, higher service fees and increased foreign exchange revenues.
     Trading revenues increased $117 million or 10% primarily due to higher equity trading activities and fixed income trading, offset by decreases in our money market and foreign exchange businesses.
     Underwriting and other advisory revenues increased $92 million or 13% due to higher Canadian equity and U.S. debt origination activity.
     Other revenues increased $182 million or 39% mostly due to higher securitization revenues, higher private equity gains and the $37 million favourable cumulative accounting adjustment previously noted.
Q3 2005 vs. Q2 2005
Revenues were up $249 million or 5%, largely due to higher volumes in lending and deposits, and increased insurance-related income and credit card service fees, and three additional days in the quarter compared to the prior quarter.
     Net interest income decreased $5 million, mainly driven by increased funding costs related to equity trading and lower dividend income from non-North American equities, which primarily pay dividends semi-annually. These items were largely offset by higher loan and deposit volumes and the additional three days this quarter compared to the prior quarter.
     Insurance-related revenues increased $73 million or 9% attributed to growth in all businesses. Results also reflected increases in investment income on equities backing policyholder deposits and increases relating to reinsurance agreement renewals.
     Banking revenues increased $65 million or 12% due to higher transaction volumes and increased revenues from credit cards due to seasonality and the additional three days in the quarter compared to the prior quarter.
     Trading revenues increased $79 million or 21% primarily due to higher equity trading activity, which was partially offset by lower foreign exchange revenues due to lower U.S. dollar volatility and client volume.
     Other revenues increased $71 million or 38% mainly due to the $37 million favourable cumulative accounting adjustment previously noted and gains on the sale of securities in the private equity portfolio.

10 ROYAL BANK OF CANADA THIRD QUARTER 2005
Non-interest expense
The following table presents the main components of non-interest expense.

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions)	2005	2005	2004	2005	2004

Salaries	$799	$768	$798	$2,373	$2,379
Variable compensation	587	562	566	1,729	1,726
Stock-based compensation	65	80	35	173	76
Benefits and retention compensation	273	289	276	846	826

Human resources	$1,724	$1,699	$1,675	$5,121	$5,007
Equipment	247	240	228	715	665
Occupancy	188	191	201	559	560
Communications	155	152	170	458	490
Professional and other external services	205	191	191	582	552
Other expenses	206	175	194	573	772
Amortization of intangibles	16	16	16	51	53

Non-interest expense	$2,741	$2,664	$2,675	$8,059	$8,099

Q3 2005 vs. Q3 2004
Non-interest expense increased $66 million or 3% from a year ago, largely reflecting the Enron bankruptcy settlement costs, higher stock-based compensation and higher variable compensation due to stronger business performance. Higher costs associated with increases in sales and service personnel and higher advertising and new program costs in support of our business growth were largely offset by a $70 million decline in expenses due to the appreciation of the Canadian dollar relative to the U.S. dollar.
Q3 2005 vs. Q3 2004 (Nine months ended)
Non-interest expense decreased $40 million or 1% from a year ago, largely reflecting the impact from the lower U.S.dollar/Canadian dollar exchange rate. The decrease was partially offset by increases in sales and service personnel and higher advertising and program costs in support of our business growth. The Rabobank settlement costs incurred in the first quarter of 2004 together with our 2005 cost management initiatives, which resulted in a reduction of support staff, also contributed to the decrease.
Q3 2005 vs. Q2 2005
Non-interest expense increased $77 million or 3% over the prior quarter largely due to the Enron bankruptcy settlement costs incurred this quarter, higher compensation costs due to the additional three days in the quarter compared to the prior quarter, a seasonal increase in part-time staff and higher variable compensation reflecting stronger business performance. These factors were partially offset by lower stock-based compensation.
Provision for credit losses

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions)	2005	2005	2004	2005	2004

Personal	$108	$124	$97	$334	$305
Business and government	26	(19)	28	(42)	94

Specific provisions	$134	$105	$125	$292	$399
General provisions	(6)	11	—	60	(150)

Provision for credit losses (PCL)	$128	$116	$125	$352	$249

Q3 2005 vs. Q3 2004
Total provision for credit losses increased by $3 million or 2% from a year ago. This increase is mainly due to higher provisions for personal loans offset by a decrease in the general allowance.
     Specific provision for credit losses for personal loans increased $11 million or 11% mainly due to higher provisions for personal credit lines and credit cards commensurate with portfolio growth, partially offset by lower student loan losses as it continues to be run off.
      Specific provisions on business and government portfolios decreased $2 million or 7% reflecting the favourable resolution of a corporate account offset by higher provisions in the commercial loan portfolio.
     The recovery of general provisions in the current quarter primarily reflected improved loss experience in the U.S.consumer loan portfolio.
Q3 2005 vs. Q3 2004 (Nine months ended)
Total provision for credit losses increased $103 million or 41% over the prior period. This increase primarily reflected the reversal of $150 million of general allowances in the first quarter of 2004 and higher specific provisions this period on personal credit lines and credit cards due to portfolio growth. This was partially offset by higher corporate recoveries in the current period and lower student loan losses.
     Specific provisions for personal loans increased $29 million or 10% as provisions increased in our Canadian credit card and personal credit line portfolios largely due to portfolio growth, which were partially offset by lower student loan losses.
     Specific provisions on our business and government portfolios decreased $136 million versus the same period a year ago. This mostly reflected higher corporate recoveries this period and the $52 million transfer of specific allowances to general allowances in the first quarter of 2005, which was required as part of the realignment of our enterprise-wide accounting treatment for the allowance for credit losses.

ROYAL BANK OF CANADA   THIRD QUARTER 2005   11
     General provisions increased $210 million largely reflecting the $150 million reversal that occurred in the first quarter of 2004. Also contributing to the increase was the $52 million transfer of specific allowance to general allowance in the first quarter of 2005.
Q3 2005 vs. Q2 2005
The total provision for credit losses increased $12 million or 10%.
     Specific provisions for personal loans decreased $16 million or 13% largely reflecting a decrease in student loan provisions, due to seasonal factors, and improved provisions on other personal portfolios.
     The $45 million increase in specific provisions for business and government portfolios reflected lower corporate recoveries and higher commercial provisions in the current quarter.
     The recovery of general provisions in the current quarter mainly reflected improved loss experience in the U.S. consumer portfolio.
Insurance policyholder benefits, claims and acquisition expense
Q3 2005 vs. Q3 2004
Insurance policyholder benefits, claims and acquisition expense increased $106 million or 18% over the prior year commensurate with higher revenues and increases related to reinsurance agreement renewals. The prior period also reflected favourable disability claim recoveries, which were not repeated this quarter. In the current quarter, actuarial life reserves recorded in policyholder benefits increased reflecting the decrease in both the long- and mid-term interest rates and were offset by reductions in disability reserves resulting from improved disability incidence experience.
Q3 2005 vs. Q3 2004 (Nine months ended)
Insurance policyholder benefits, claims and acquisition expense for the nine months ended July 31, 2005, increased $350 million or 23% over the prior period, due to higher volumes, largely in the disability insurance business, which has included UnumProvident since May 1, 2004. Additionally, policyholder benefits in the current year reflect changes to actuarial life reserves due to decreases in the long- and mid-term interest rates and adjustments related to the tax treatment of certain invested assets, which were mostly offset by decreases in actuarial reserves to reflect improved disability incidence experience.
Q3 2005 vs. Q2 2005
Insurance policyholder benefits, claims and acquisition expense increased $59 million or 9% over the previous quarter mostly reflecting increased costs, which were commensurate with increased business volumes, as well as increases relating to reinsurance agreement renewals. Increases in actuarial life reserves recorded in policyholder benefits reflecting the decrease in both the long- and mid-term interest rates were offset by reductions disability reserves resulting from improved disability incidence experience.
Income taxes

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions)	2005	2005	2004	2005	2004

Income from continuing operations before income taxes	$1,387	$1,285	$1,133	$4,099	$3,349
Income tax expense	392	353	358	1,188	1,005
Effective tax rate	28.3%	27.5%	31.6%	29.0%	30.0%

Q3 2005 vs. Q3 2004
The reduction in our effective tax rate of 3.3% from the prior year is primarily due to higher net income reported by our foreign subsidiaries operating in lower tax jurisdictions.
Q3 2005 vs. Q3 2004 (Nine months ended)
The reduction in our effective tax rate of 1.0% from the prior year is primarily due to higher net income reported by our foreign subsidiaries operating in lower tax jurisdictions.
Q3 2005 vs. Q2 2005
The effective tax rate compared to the previous quarter increased by .8%, due to marginally higher tax costs relating to tax audit adjustments.
Business realignment charges
We continued to implement cost-reduction initiatives in connection with our business realignment, effective November 1, 2004.
The $1 million expensed in the quarter relates to outplacement services compared to the $2 million expensed in the prior quarter for the same reason.

	Liability balance
	As at
	July 31	April 30	October 31
(C$ millions)	2005	2005	2004

Employee-related	$109	$130	$164
Other	1	1	13

Business realignment charges from continuing operations	$110	$131	$177

The business realignment liability decreased by $21 million from the second quarter of 2005 largely due to income protection payments to former employees. Although we expect the majority of our realignment initiatives to be completed by the end of fiscal 2005, certain payments related to income protection will extend beyond that time. Refer to Note 2 of the Interim Consolidated Financial Statements.

12   ROYAL BANK OF CANADA   THIRD QUARTER 2005
QUARTERLY RESULTS AND TREND ANALYSIS
Our quarterly earnings, revenues and expenses are impacted by a number of trends and recurring factors, which include seasonality and general economic conditions.
Seasonality
The summer months (particularly July and August) are characterized by lower levels of capital markets activity, which affect the results of our brokerage and investment management businesses. As the second quarter has three fewer days than the other quarters, our net interest income is negatively impacted by these fewer days.
General Economic Conditions
The sustained low interest rate environment, strong employment levels and higher business and consumer confidence and spending have led to higher volumes in loans and deposits and increases in our insurance and investment management businesses, which have in turn increased earnings in the first three quarters of 2005.
     The following table summarizes our results for the eight most recently completed quarters.

	2005			2004				2003
(C$ millions, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Net interest income(1)	$1,657	$1,662	$1,694	$1,604	$1,634	$1,560	$1,600	$1,540
Non-interest income	3,281	3,027	3,079	2,966	2,874	2,882	2,682	2,765

Total revenues	$4,938	$4,689	$4,773	$4,570	$4,508	$4,442	$4,282	$4,305
Non-interest expense	(2,741)	(2,664)	(2,654)	(2,734)	(2,675)	(2,682)	(2,742)	(2,559)
Provision for credit losses	(128)	(116)	(108)	(97)	(125)	(149)	25	(140)
Insurance policyholder benefits, claims and acquisition expenses	(681)	(622)	(582)	(589)	(575)	(508)	(452)	(513)
Business realignment charges	(1)	(2)	(2)	(177)	—	—	—	—

Net income before income taxes	1,387	1,285	1,427	973	1,133	1,103	1,113	1,093

Net income from continuing operations	1,001	916	977	687	771	759	806	777
Net income (loss) from discontinued operations	(22)	(9)	2	(173)	(28)	1	(20)	(35)
Net income	$979	$907	$979	$514	$743	$760	$786	$742

Earnings per share — basic	$1.51	$1.40	$1.52	$.79	$1.14	$1.16	$1.20	$1.12
— diluted	$1.48	$1.37	$1.50	$.78	$1.12	$1.14	$1.18	$1.11
Earnings per share from continuing operations — basic	$1.54	$1.41	$1.52	$1.06	$1.18	$1.16	$1.23	$1.17
— diluted	$1.51	$1.38	$1.50	$1.05	$1.16	$1.14	$1.21	$1.16

(1)	In the quarter we reclassified expenses related to dividends on securities borrowed in Global Capital Markets from non-interest income to net interest income to better reflect the nature of this activity. The amounts are as follows [Q3 2005, $40; Q2 2005, $113; Q1 2005, $33; Q4 2004, $84; Q3 2004, $20].
Trend analysis
Net interest income has remained stable over the first three quarters of 2005, mainly reflecting the general economic conditions previously discussed. Non-interest income has increased in the first three quarters of 2005 largely reflecting the increases in our insurance and investment management businesses as noted previously. Non-interest expense remained flat over the first two quarters of 2005, largely due to our cost-containment efforts and Client First Initiatives introduced at the beginning of fiscal 2005. Provision for credit losses increased to $128 million in the third quarter of 2005 commensurate with the increase in loan volumes and continues to reflect favourable credit conditions. The decline in net income in the second quarter of 2005 is mainly due to the reason noted in the seasonality discussion.
     Over the last eight quarters, net interest income has mainly increased as a result of higher volumes across most product lines, which are supported by the current economic conditions and our business initiatives. Also, non-interest income increased 19% over the same period primarily reflecting increases in our insurance, which includes our acquisition of UnumProvident on May 1, 2004, and investment management businesses. Non-interest expense increased 7% over the same period, in line with the increase in revenues. The increase in non-interest expense was limited to 7% largely due to the Client First Initiatives implemented since November 1, 2004. Provision for credit losses over eight quarters continues to reflect favourable credit conditions. Also, the weakening of the U.S. dollar has negatively impacted our U.S. dollar-denominated revenues and net income over the last two years, while lowering our U.S. dollar-denominated expenses.
ACCOUNTING POLICIES AND ESTIMATES
Critical accounting policies and estimates
Our interim consolidated financial statements have been prepared in accordance with Canadian GAAP. The significant accounting policies used are contained in Note 1 of our Interim Consolidated Financial Statements and Note 1 on page 79A of our 2004 Annual Consolidated Financial Statements. Certain of these accounting policies, as well as estimates made by management in applying such policies, are recognized as critical because they require management to make subjective or complex judgments about matters that are inherently uncertain. Our critical accounting policies and estimates relate to the allowance for credit losses, fair value of financial instruments, securitization and variable interest entities and pensions. For further details refer to pages 26A to 28A of our 2004 Annual Report.

ROYAL BANK OF CANADA   THIRD QUARTER 2005   13
Changes in accounting policies and estimates
We did not adopt any new significant accounting policies during the quarter for purposes of preparing our financial statements under Canadian GAAP. Additionally, we did not adopt any significant accounting policies relating to U.S. GAAP.
Future changes in accounting policy or estimates
On January 27, 2005, the Canadian Institute of Chartered Accountants issued three new accounting standards: Financial Instruments — Recognition and Measurement, Hedges and Comprehensive Income. These standards provide guidance on the recognition and measurement of financial assets, financial liabilities and non-financial derivatives. They also provide guidance on the classification of financial instruments and standards on hedge accounting.
     These standards will be effective for us November 1, 2006, and will increase harmonization with U.S. accounting standards. We are currently in the process of assessing the impact on our financial position, results of operations and cash flows.
BUSINESS SEGMENT RESULTS FROM CONTINUING OPERATIONS
Effective November 1, 2004, we reorganized our previous five business segments (RBC Banking, RBC Insurance, RBC Investments, RBC Capital Markets and RBC Global Services) into three business segments (Canadian Personal and Business, U.S. and International Personal and Business, and Global Capital Markets). The Canadian Personal and Business segment consists of our banking and investment businesses in Canada and our global insurance businesses. The U.S. and International Personal and Business segment consists of our banking and retail brokerage businesses in the U.S., banking in the Caribbean, and private banking internationally. The Global Capital Markets segment provides a wide range of investment banking, sales and trading, research and related products and services to corporations, governments and institutional clients in North America and specialized products and services globally. The fixed income business of RBC Dain Rauscher, which was previously recorded in RBC Investments, is now recorded in Global Capital Markets. All other enterprise level activities that are not allocated to these three business segments are reported under our fourth segment, Corporate Support. Consolidation adjustments are also included in Corporate Support. The comparative results have been restated to conform to the new basis of segment presentation.
     Our management reporting processes measure the performance of our segments based on our management structure and are not necessarily comparable with similar information for other financial services companies. Operating revenues and expenses directly associated with each segment are included in the operating segment results. We use a management reporting model that includes various assumptions, estimates and methodologies for transfer pricing of funds, attribution of capital, cost transfers and other items, to measure business segment results. These assumptions and methodologies are periodically reviewed by management to ensure they remain valid. Transfer pricing of funds and inter-segment transactions are generally at market rates. Overhead costs, indirect expenses and capital are attributed to the business segments based on allocation and risk-based methodologies. The capital attribution methodologies, detailed on page 58A of our 2004 Annual Report, involve a number of assumptions and judgments that are revised periodically. Any changes to the methodologies, assumptions or judgments directly impact other measures such as business segment return on equity and return on risk capital.
Performance and non-GAAP measures
Management measures and evaluates the performance of our consolidated operations and each business segment using a number of financial metrics such as net income, return on average common equity (ROE) and return on average risk capital (RORC). Management also assesses the performance of Global Capital Market’s performance using revenue on a taxable equivalent basis. While certain of these metrics are in accordance with GAAP, some are not defined by GAAP. The measures reported that are not defined by GAAP do not have standardized meanings and may not be comparable to similar measures used by other companies.
Return on common equity and Return on risk capital
Management uses ROE and RORC, at both the consolidated and segment levels, as measures of return on total capital invested in our businesses. Our quarterly ROE calculations are based on annualized quarterly net income available to common shareholders divided by total average common equity for the period. For each segment average common equity is based on attributed risk capital and amounts invested in goodwill and intangibles (1). In the second quarter of 2005, goodwill was reallocated, in accordance with GAAP, based on the new reporting units noted above. For segment reporting purposes the unattributed common equity is reported in the Corporate Support segment.
     GAAP does not prescribe a methodology for attributing common equity or risk capital to business segments or for computing segment ROE or RORC, and there is no generally accepted methodology for doing so.
     Such attributions involve the use of assumptions, judgments and methodologies that are regularly reviewed and revised by management. The attribution of risk capital is based on certain assumptions, judgments and models that quantify economic risks as described on page 58A of our 2004 Annual Report and in the “Economic Capital” section. Changes to such assumptions, judgments and methodologies can have a material effect on the segment ROE and RORC information that we report. Other companies that disclose similar attributions and related return measures information may use different assumptions, judgments and methodologies.
     In 2005, management initiated the use of RORC at both the consolidated and business segment levels, to measure returns on capital required to support the risks related to ongoing operations. Our quarterly RORC is based on annualized quarterly net income available to common shareholders divided by attributed risk capital (which excludes goodwill and intangibles and unattributed common equity). The business segment ROE and RORC measures are viewed as useful measures by management for supporting investment and resource allocation decisions because they adjust for certain items that may affect comparability between business segments and certain competitors. The following table provides a reconciliation of the RORC calculations.

(1)	For internal allocation and measurement purposes, total attributed common equity is deemed by management to be comprised of amounts necessary to support the risks inherent in the businesses (risk capital) and amounts related to historical investments (goodwill and intangibles). Total risk capital and goodwill and intangibles are referred to as attributed capital as well as Economic Capital. The difference between total average common equity and average attributed common equity is classified as unattributed and reported in the Corporate Support segment, for segment reporting purposes.

14   ROYAL BANK OF CANADA   THIRD QUARTER 2005

						For the three
	For the three months ended					months ended
	July 31					April 30	July 31
	2005					2005	2004
		U.S. and
	Canadian	International
	Personal and	Personal and	Global	Corporate
(C$ millions) (1)	Business	Business	Capital Markets	Support	Total	Total	Total

Net income from continuing operations	$688	$81	$249	$(17)	$1,001	$916	$771
Net loss from discontinued operations	—	—	—	—	(22)	(9)	(28)

Net income	$688	$81	$249	$(17)	$979	$907	$743
less: Preferred dividends	(5)	(2)	(2)	(2)	(11)	(12)	(9)

Net income available to common shareholders	$683	$79	$247	$(19)	$968	$895	$734
Average common equity	$8,600	$3,300	$4,050	$3,200	$19,150	$18,400	18,200
less: Unallocated common equity	—	—	—	2,700	2,700	2,050	900
less: Goodwill and intangible capital	2,650	1,300	1,000	—	4,950	5,000	5,800
Average risk capital (2)	$5,950	$2,000	$3,050	$500	$11,500	$11,350	$11,500

Return on equity (ROE)	31.6%	9.5%	24.1%	(2.4)%	20.0%	19.9%	16.1%
Return on risk capital (RORC)	45.4%	15.8%	31.8%	n/a	33.4%	32.4%	25.4%

						For the nine
	For the nine months ended					months ended
	July 31					July 31
	2005					2004
		U.S. and
	Canadian	International
	Personal and	Personal and	Global	Corporate
(C$ millions) (1)	Business	Business	Capital Markets	Support	Total	Total

Net income from continuing operations	$1,822	$263	$792	$17	$2,894	$2,336
Net loss from discontinued operations	—	—	—	—	(29)	(47)

Net income	$1,822	$263	$792	$17	$2,865	$2,289
less: Preferred dividends	(15)	(5)	(7)	(4)	(31)	(24)

Net income available to common shareholders	$1,807	$258	$785	$13	$2,834	$2,265
Average common equity	$8,350	$3,300	$4,100	$2,600	$18,350	$17,800
less: Unallocated common equity	—	—	—	2,150	2,150	1,050
less: Goodwill and intangible capital	2,650	1,300	950	—	4,900	5,550
Average risk capital (2)	$5,700	$2,000	$3,150	$450	$11,300	$11,200

Return on equity (ROE)	29.0%	10.4%	25.5%	0.6%	20.6%	17.0%
Return on risk capital (RORC)	42.3%	17.4%	33.5%	n/a	33.5%	27.0%

(1)	The average risk capital, goodwill and intangible capital, average attributed common equity and average common equity figures shown above and throughout this document represent rounded figures. These amounts are calculated using month-end balances for the period. The ROE and RORC measures shown above and throughout this document are based on actual balances before rounding.

(2)	Average risk capital includes credit, market (trading and non-trading), insurance, operational, business and fixed assets risk capital.
Taxable equivalent basis
Starting in the third quarter of 2005, net interest income, revenues and net income before income taxes are also presented on a taxable equivalent basis in our Global Capital Markets segment. Total revenues and net interest margin at the consolidated level(1) are also presented on a taxable equivalent basis. These taxable equivalent basis amounts and ratios are non-GAAP measures. The taxable equivalent basis adjustment grosses up net interest income from Canadian taxable dividends to their effective taxable equivalent value. Management believes this adjustment increases the comparability of revenues and related ratios across taxable and tax-advantaged sources and enables more meaningful comparison with other financial institutions. However, it should be noted that tax advantaged sources are not similarly adjusted at other financial institutions, limiting the usefulness of this comparison.
     The following table provides a reconciliation of total revenues, net interest income and net income before income taxes on a taxable equivalent basis for the Global Capital Markets segment.

(1)	The consolidated measures only reflect related adjustments in the Global Capital Markets segment as the other segments do not undertake activities that we include in this measure.

ROYAL BANK OF CANADA   THIRD QUARTER 2005   15
Reconciliation for Global Capital Markets

	For the three months ended						For the nine months ended
	July 31		April 30		July 31		July 31		July 31
(C$ millions)	2005		2005		2004		2005		2004
	GAAP	teb	GAAP	teb	GAAP	teb	GAAP	teb	GAAP	teb

Net interest income	$45	$45	$140	$140	$206	$206	$361	$361	$604	$604
Taxable equivalent basis (teb) adjustment	—	25	—	27	—	11	—	76	—	38

Net interest income	$45	$70	$140	$167	$206	$217	$361	$437	$604	$642
Non-interest income	929	929	807	807	715	715	2,620	2,620	2,266	2,266

Total revenues	$974	$999	$947	$974	$921	$932	$2,981	$3,057	$2,870	$2,908

Net income before income taxes	$296	$296	$379	$379	$254	$254	$1,037	$1,037	$781	$781
Taxable equivalent basis (teb) adjustment	—	25	—	27	—	11	—	76	—	38

Net income before income taxes	$296	$321	$379	$406	$254	$265	$1,037	$1,113	$781	$819

CANADIAN PERSONAL AND BUSINESS

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions)	2005	2005	2004	2005	2004

Net interest income	$1,383	$1,281	$1,221	$3,950	$3,627
Non-interest income	1,883	1,758	1,669	5,349	4,691
Total revenues	$3,266	$3,039	$2,890	$9,299	$8,318
Non-interest expense	1,454	1,492	1,436	4,361	4,142
Provision for credit losses	143	158	108	404	296
Insurance policyholder benefits, claims and acquisition expense	681	622	575	1,885	1,535
Business realignment charges	—	1	—	1	—
Net income before income taxes	$988	$766	$771	$2,648	$2,345
Net income	$688	$531	$525	$1,822	$1,603

Revenues by business line
Personal Lending	$750	$650	$649	$2,059	$1,869
Personal Payments and Client Accounts	481	443	422	1,379	1,282
Investment Management	551	574	486	1,673	1,514
Global Insurance	886	830	792	2,504	2,080
Business Markets	598	542	541	1,684	1,573

Key ratios
Return on common equity (ROE) (1)	31.6%	25.9%	24.4%	29.0%	26.1%
Return on risk capital (RORC) (1)	45.4%	37.8%	37.8%	42.3%	39.9%
Net interest margin (NIM)	3.25%	3.20%	3.14%	3.21%	3.22%
Selected balance sheet data (average balances)
Total assets	$168,600	$164,200	$154,800	$164,800	$150,300
Personal secured loans	88,500	86,200	79,100	86,300	77,000
Personal unsecured loans	31,800	30,300	28,800	30,700	28,100
Business and government loans	31,500	31,200	30,500	31,400	30,300
Deposits	139,300	137,400	135,200	138,200	132,900
Common equity (1)	8,600	8,350	8,450	8,350	8,150
Risk capital (1)	5,950	5,700	5,450	5,700	5,300
Other selected balances
Assets under administration	$175,800	$171,600	$158,600	$175,800	$158,600
Assets under management	61,900	57,700	51,200	61,900	51,200

(1)	Average common equity and the Return on common equity are calculated using month-end balances for the period. Segment Return on equity, Average risk capital and the Return on risk capital are non-GAAP financial measures. Refer to “Performance and Non-GAAP measures” for further discussion.
Q3 2005 vs. Q3 2004
Net income was up $163 million or 31% from a year ago, largely due to strong revenue growth across all our business lines. These business results continue to be supported by a low interest rate environment, strong employment levels, increasing home equity values and higher consumer confidence in capital markets. Return on risk capital (RORC) increased to 45.4% compared to 37.8% a year ago due to the increased earnings.
     Total revenues increased $376 million or 13% from a year ago, mainly due to higher volumes in lending and deposits and strong growth in most of our insurance and investment management businesses. We also recorded a $37 million favourable cumulative accounting adjustment to reflect our ownership interest in an investment.

16   ROYAL BANK OF CANADA   THIRD QUARTER 2005
     Personal Lending revenues were up $101 million or 16%, primarily due to increased lending volumes in credit lines, residential mortgages and credit cards.
     Personal Payments and Client Accounts revenues increased $59 million or 14% reflecting higher service fees and spreads.
     Investment Management revenues increased by $65 million or 13%. This mainly reflected the combination of higher transaction volumes and growth in client balances in our full-service brokerage business, as well as, strong net sales and capital appreciation in our mutual funds business.
     Global Insurance revenues were up $94 million or 12% from last year due to higher volumes in all businesses. The loss of fee income associated with the sale of Liberty Insurance Services, in the first quarter of 2005, was more than offset by increases in investment income on equities backing policyholder deposits and increases relating to reinsurance agreement renewals.
     Business Markets revenues increased $57 million or 11% from the prior year as a result of growth across most product lines.
     Non-interest expense only increased $18 million or 1%, despite strong revenue growth. This primarily reflected higher variable compensation due to strong operating performance and higher stock-based compensation. We also incurred higher advertising costs and new program costs in support of our business growth. These factors were largely offset by lower other support costs due to our cost-containment initiatives.
     Total provision for credit losses increased $35 million mainly due to provisions related to an impaired commercial account in the current quarter, compared to recoveries on several commercial accounts in the prior period. Higher provisions related to personal loans and credit cards, commensurate with higher loan volumes, were partly offset by lower student loan losses reflecting the continued run-off of the portfolio. Our provision for credit losses continues to reflect the strong credit quality of our portfolio and the continuing favourable credit environment.
     Insurance policyholder benefits, claims and acquisition expense increased $106 million or 18% over the prior year commensurate with higher revenues and increases related to reinsurance agreement renewals. The prior period also reflected favourable disability claim recoveries, which were not repeated this quarter. In the current quarter, actuarial life reserves recorded in policyholder benefits increased, reflecting the decrease in both the long- and mid-term interest rates, and were offset by reductions in disability reserves resulting from improved disability incidence experience.
Q3 2005 vs. Q3 2004 (Nine months ended)
Net income for the nine months ended July 31, 2005, increased $219 million or 14% from the same period a year ago. The increase was mainly due to the strong revenue growth in all of our business lines, which was partially offset by higher costs related to business growth.
     Total revenues were up $981 million or 12% from a year ago largely due to growth in disability insurance, which included UnumProvident since May 1, 2004, and strong volume growth in lending and strong mutual fund sales. Increased brokerage and investment management fees related to higher client transaction volumes and assets.
     Non-interest expense increased $219 million or 5% primarily due to higher levels of sales and service personnel in our distribution network and higher stock-based compensation and higher variable compensation due to strong business performance. Higher advertising and new program costs in support of our business growth also contributed to the increase.
     The increase of $108 million in the provision for credit losses largely reflects a $78 million reversal of general allowances that was recorded in the first quarter of 2004. Higher provisions mainly reflecting increased consumer loan volumes also contributed to the increase.
     Insurance policyholder benefits, claims and acquisition expense for the nine months ended July 31, 2005, increased $350 million or 23% over the prior period, due to higher volumes, largely in the disability insurance business, which has included UnumProvident since May 1, 2004. Additionally, policyholder benefits in the current year reflect changes to actuarial life reserves due to decreases in the long- and mid-term interest rates and adjustments related to the tax treatment of certain invested assets, which were mostly offset by decreases in actuarial reserves to reflect improved disability incidence experience.
Q3 2005 vs. Q2 2005
Net income increased $157 million or 30% over the prior quarter due to increased revenues, decreases in variable and stock-based compensation and lower provision for credit losses.
     Total revenues increased $227 million or 7%. The increase reflected higher volumes in lending, deposits, credit cards and insurance in the quarter. Three additional days in the quarter compared to the prior quarter and the $37 million favourable cumulative accounting adjustment related to an investment, as previously discussed, also contributed to the increase.
     Non-interest expense decreased by $38 million or 3%, primarily due to lower variable compensation reflecting seasonality in the investment businesses and lower stock-based compensation. These items were partly offset by higher compensation due to the additional three days this quarter compared to the prior quarter and higher advertising and marketing costs in support of our continued business growth.
     The decrease of $15 million or 9% in the provision for credit losses was primarily due to lower provisions for student loans reflecting seasonality and the reversal of allowances on the resolution of a number of small business loans.
     Insurance policyholder benefits, claims and acquisition expense increased $59 million or 9% over the previous quarter mostly reflecting increased costs which were commensurate with increased business volumes as well as increases relating to reinsurance agreement renewals. Increases in actuarial life reserves recorded in policyholder benefits reflecting the decrease in both the long- and mid-term interest rates were offset by reductions in disability reserves resulting from improved disability incidence experience.

ROYAL BANK OF CANADA   THIRD QUARTER 2005   17
U.S. AND INTERNATIONAL PERSONAL AND BUSINESS

	For the three months ended			For the nine months ended
All amounts are for continuing operations only	July 31	April 30	July 31	July 31	July 31
(C$ millions)	2005	2005	2004	2005	2004

Net interest income	$287	$274	$269	$826	$761
Non-interest income	430	432	437	1,294	1,356
Total revenues	$717	$706	$706	$2,120	$2,117
Non-interest expense	569	575	577	1,690	1,782
Provision for credit losses	18	15	22	47	61
Net income before income taxes	$130	$116	$107	$383	$274
Net income	$81	$86	$81	$263	$202

Revenues by business line
Wealth Management	$435	$428	$412	$1,282	$1,284
Banking	282	278	294	838	833

Key ratios
Return on common equity (ROE) (1)	9.5%	10.2%	8.0%	10.4%	6.8%
Return on risk capital (RORC) (1)	15.8%	16.8%	13.7%	17.4%	11.3%
Selected balance sheet data (average balances)
Total assets	$39,600	$38,200	$39,100	$37,900	$37,500
Loans and acceptances	21,700	20,500	20,000	20,600	18,700
Deposits	35,000	34,100	34,300	33,700	33,500
Common equity (1)	3,300	3,400	3,950	3,300	3,900
Risk capital (1)	2,000	2,050	2,300	2,000	2,300
Other selected balances
Assets under administration	246,900	252,200	251,900	246,900	251,900
Assets under management	43,000	44,200	44,400	43,000	44,400

			For the nine
	For the three months ended		months ended
	Q3 2005 vs.		Q3 2005 vs.
Impact of USD translation on selected items	Q2 2005	Q3 2004	Q3 2004

Total revenues	$—	$(53)	$(150)
Wealth Management	—	(32)	(90)
Banking	—	(21)	(60)
Non-interest expense	—	40	114
Net income	—	(9)	(26)

(1)	Average common equity and the Return on common equity are calculated using month-end balances for the period. Segment Return on equity, Average risk capital and the Return on risk capital are non-GAAP financial measures. Refer to “Performance and Non-GAAP measures” for further discussion.
Q3 2005 vs. Q3 2004
Net income of $81 million was unchanged from the prior year, despite a $23 million or 21% improvement in net income before income taxes. This reflected a $13 million tax provision related to the disposition of our discontinued operations and a $9 million reduction in net income due to the strengthening of the Canadian dollar relative to the U.S. dollar over the prior period, which together offset higher revenues and lower non-interest expenses in the quarter. Higher revenues driven by increased loan and deposit balances, wider spreads and higher fee-based income were partly offset by securities gains in the prior year. Non-interest expense decreased 1% in part due to a $9 million insurance recovery this quarter relating to certain mortgages that were believed to have been fraudulently originated in 2001 and 2002. RORC increased over the prior year to 15.8% due to lower risk capital, primarily reflecting the impact of the lower U.S. dollar/Canadian dollar exchange rate.
     Revenues increased 2% (10% in U.S. dollars). Wealth Management revenues increased 6% (15% in U.S. dollars) largely due to the positive mark-to-market of derivatives and securities held to economically hedge the stock-based compensation plan at RBC Dain Rauscher and higher investment management fees. Private banking revenues were also up on higher loan and deposit growth and improved spreads. Banking revenues declined 4% (increased 4% in U.S. dollars), due to the strengthening of the Canadian dollar relative to the U.S. dollar and gains on securities recognized in the prior year. These factors were partly offset by higher revenues from strong loan growth and improved spreads reflecting higher short-term U.S. interest rates.
     Non-interest expense declined 1% (increased 7% in U.S. dollars), partially reflecting the $40 million positive impact of the U.S. dollar/Canadian dollar exchange rate and a $9 million insurance recovery this quarter. These items were largely offset by the higher stock-based compensation at RBC Dain Rauscher, higher expenses in support of business growth and a $7 million insurance recovery in the prior period.
     Provisions for credit loss decreased $4 million or 18% (11% in U.S. dollars) largely reflecting the reduction of the general allowance driven by lower loss experience in the consumer portfolio, which has been supported by the continuing favourable credit environment.
Q3 2005 vs. Q3 2004 (Nine months ended)
Net income increased $61 million or 30% over the same period a year ago, mainly reflecting the strong increase in earnings in our Banking operations and solid growth in Wealth Management, despite the strengthening of the Canadian dollar relative to the U.S. dollar, which reduced the converted value of net income by $26 million, and the $13 million tax reserve noted above.
     Revenues were largely unchanged (increased 9% in U.S. dollars) from the prior year. Wealth Management revenues were relatively flat (increased 8% in U.S. dollars) as the favourable effect of the

18   ROYAL BANK OF CANADA   THIRD QUARTER 2005
positive mark-to-market of securities and derivatives held to economically hedge the stock-based compensation plan at RBC Dain Rauscher, higher investment management fees and higher private banking net interest income were offset by the weaker U.S. dollar and lower client trading volumes. Banking revenues improved 1% (9% in U.S. dollars), as higher loan and deposit volumes and higher spreads were largely offset by the weaker U.S. dollar and the $35 million gain from the sale of our merchant acquiring card portfolio to Moneris recorded in the first quarter of 2004.
     Non-interest expense declined 5% (increased 3% in U.S. dollars) primarily reflecting a positive impact of the weaker U.S. dollar/Canadian dollar exchange rate, and the $33 million valuation allowance recorded in the prior period relating to certain mortgages that were believed to have been fraudulently originated in 2001 and 2002, of which an insurance recovery of $9 million was recorded in the current quarter. Ongoing cost-containment efforts also contributed to the decrease. The decrease in expenses was partially offset by an increase in stock-based compensation noted above and higher variable compensation on better performance of our core businesses.
     Provisions for credit loss decreased $14 million or 23% (16% in U.S. dollars) largely reflecting the improved credit quality of our loan portfolio.
Q3 2005 vs. Q2 2005
Net income decreased $5 million or 6%, reflecting the $13 million tax provision related to the disposition of our discontinued operations.
     Revenues increased 2% compared to the prior quarter. Wealth Management revenues increased 2%, largely due to the positive mark-to-market of derivatives and securities held to economically hedge RBC Dain Rauscher’s stock-based compensation plan. Banking revenues increased 1%, reflecting loan and deposit growth.
     Non-interest expense declined 1%, as the insurance recovery noted above was mostly offset by the increase in stock-based compensation noted above.
     Provisions for credit loss increased $3 million or 20%, largely reflecting the impairment of a corporate account, which was mostly offset by the change in the general allowance.
GLOBAL CAPITAL MARKETS

	For the three months ended				For the nine months ended
	July 31		April 30	July 31	July 31	July 31
(C$ millions)	2005		2005	2004	2005	2004

Net interest income (teb)(1), (2)		$70	$167	$217	$437	$642
Non-interest income		929	807	715	2,620	2,266
Total revenues (teb)(1), (2)		$999	$974	$932	$3,057	$2,908
Non-interest expense		696	614	664	2,010	2,169
Provision for (recovery of) credit losses		(18)	(46)	3	(66)	(80)
Net income before income taxes (teb)(1)		$321	$406	$265	$1,113	$819
Net income		$249	$286	$187	$792	$593

Revenues (teb) by business line(1)
Global Markets		$549	$541	$553	$1,725	$1,669
Global Investment Banking and Equity Markets		246	237	207	736	717
Other		204	196	172	596	522

Key ratios
Return on common equity (ROE)(3)		24.1%	28.2%	17.1%	25.5%	18.7%
Return on risk capital (RORC)(3)		31.8%	37.1%	23.1%	33.5%	25.3%
Selected balance sheet data (average balances)
Total assets		$235,400	$222,200	$219,400	$224,400	$220,500
Common equity (3)		4,050	4,150	4,350	4,100	4,200
Risk capital(3)		3,050	3,150	3,200	3,150	3,100
Other selected balances
Assets under administration	$1,	310,100	$1,294,500	$1,183,400	$1,310,100	$1,183,400

(1)	Total revenues (teb), net interest income (teb) and net income (teb) before income taxes are non-GAAP financial measures. For a further discussion and reconciliation, refer to “Performance and Non-GAAP measures.”

(2)	In the quarter we reclassified expenses related to dividends on securities borrowed in Global Capital Markets from Non-interest income to Net interest income to better reflect the nature of this activity. The amounts are as follows: Q3 2005, $40; Q2 2005, $113; Q1 2005, $33; Q4 2004, $84; Q3 2004, $20.

(3)	Average common equity and the Return on common equity are calculated using month-end balances for the period. Segment Return on equity, Average risk capital and the Return on risk capital are non-GAAP financial measures. Refer to “Performance and Non-GAAP measures” for further discussion.
Q3 2005 vs. Q3 2004
Net income increased by $62 million or 33% from a year ago, despite a weaker U.S. dollar relative to the Canadian dollar. The increase was largely due to higher revenues from increased equity issuance and debt origination activity. This resulted from improved market conditions and increased non-investment grade debt issuance. Also contributing to the increase were higher private equity gains, a recovery of credit losses resulting largely from the sale of a previously impaired loan and a continued favourable credit environment, and a lower effective tax rate. These factors were partially offset by the Enron bankruptcy settlement costs previously discussed. RORC increased to 31.8% from 23.1% in the third quarter of last year on stronger earnings and lower average common equity due to lower credit risk, reflecting our improved credit quality, in part due to the reductions in the non-core loan portfolio.
     Revenues (teb) increased $67 million or 7% from a year ago mainly driven by stronger equity origination in Canada, higher debt origination activity in the U.S. and higher private equity gains. This was partially offset by weaker trading performance in the quarter reflecting challenging market conditions. Net interest income (teb) declined primarily due to increased funding costs as

ROYAL BANK OF CANADA THIRD QUARTER 2005 19
a result of higher volumes and rates on funding positions related to equity trading. Non-interest income increased primarily due to an increase in equity trading asset levels.
     Global Markets revenues were comparable to the prior period. Within Global Markets, higher private equity gains and U.S. debt origination activity were offset by lower trading revenues, mainly in the fixed income, money markets and foreign exchange businesses.
     Global Investment Banking and Equity Markets revenues increased $39 million or 19% on higher equity and debt origination and stronger loan syndication activity. In addition, the prior period included a mark-to-market loss on shares held from an equity underwriting.
     Other revenues increased $32 million or 19% in part due to higher securities lending fees and a gain on transfer of an Enron claim to a third party.
     Non-interest expenses increased $32 million or 5% mainly as a result of Enron bankruptcy settlement costs noted previously and higher variable compensation expense reflecting stronger business performance, partly offset by relocation costs for RBC Capital Markets’ London office in the prior period.
     Recovery of credit losses was $18 million in the quarter mainly due to the sale of a previously impaired corporate loan. There were no new impaired loans in the quarter reflecting a continuing favourable credit environment. This compares to a provision for credit losses of $3 million in the prior period when new impairments were largely offset by recoveries.
Q3 2005 vs. Q3 2004 (Nine months ended)
Net income increased $199 million or 34% over the same period a year ago, despite a weaker U.S. dollar relative to the Canadian dollar. This increase primarily reflects the Rabobank settlement costs in the prior period, revenue growth of $149 million or 5%, and a lower effective tax rate.
     Revenues (teb) increased $149 million or 5%. The increase mainly resulted from higher equity originations in Canada, higher debt originations in the U.S., and higher private equity returns. Partially offsetting the increase in revenues were lower total trading revenues as market conditions deteriorated quickly during the second quarter of 2005, while finishing the third quarter on a stronger note. Net interest income (teb) declined primarily due to increased funding costs related to equity trading.
Non-interest income increased primarily due to an increase in equity trading asset levels.
     Non-interest expense decreased $159 million or 7%, largely reflecting the Rabobank settlement cost incurred in the first quarter of 2004, net of a related reduction in compensation and tax expense. Lower variable compensation due to changes in business mix also contributed to this decrease, partially offset by the Enron bankruptcy settlement costs and higher legal costs related to ongoing Enron litigation.
     The recovery of credit losses of $66 million compares to the $80 million recovery a year ago, which largely reflects a $74 million reversal of the general allowance.
Q3 2005 vs. Q2 2005
Net income decreased by $37 million or 13% mainly due to the Enron bankruptcy settlement costs, higher variable compensation expense, and lower recoveries of credit losses compared to the prior quarter.
     The challenging market conditions experienced in the latter half of the second quarter continued into the third quarter; however, the third quarter finished on a stronger note. Revenues (teb) increased $25 million or 3% reflecting increased debt origination and merger and acquisition activity as market conditions improved moderately and credit markets stabilized. Private equity returns were higher while total trading revenues and equity origination activity decreased. Net interest income (teb) declined primarily due to increased funding costs related to equity trading and lower dividend income from non—North American equities, which primarily pay dividends semi-annually. Non-interest income increased primarily due to an increase in equity trading asset levels.
     Non-interest expense increased $82 million or 13%. This was largely due to higher variable compensation resulting from stronger business performance and the Enron bankruptcy settlement costs. In addition, the second quarter included the insurance proceeds received in final settlement of our September 11 claim, which covered extra expenses incurred in rehabilitating the New York operations at One Liberty Plaza.
     The recovery of credit losses of $18 million in the quarter compares with a large recovery last quarter of $46 million, both of which reflect favourable resolutions of corporate accounts that were previously classified as impaired.
CORPORATE SUPPORT

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions)	2005	2005	2004	2005	2004

Net interest income	$(58)	$(33)	$(62)	$(124)	$(198)
Non-interest income	39	30	53	124	125
Total revenues	$(19)	$(3)	$(9)	$—	$(73)
Non-interest expense	22	(17)	(2)	(2)	6
Provision for (recovery of) credit losses	(15)	(11)	(8)	(33)	(28)
Business realignment charges	1	1	—	4	—
Net income (loss) before income taxes	$(27)	$24	$1	$31	$(51)
Net income (loss)	$(17)	$13	$(22)	$17	$(62)

Selected balance sheet data (average balances)
Total assets	$11,100	$10,000	$10,100	$10,300	$9,400
Common equity (1)	3,200	2,500	1,450	2,600	1,550

(1)	Average common equity is a non-GAAP financial measure. For a further discussion refer to “Performance and Non-GAAP measures.”

20   ROYAL BANK OF CANADA   THIRD QUARTER 2005
Q3 2005 vs. Q3 2004
There was a net loss in the quarter of $17 million. The loss is primarily due to mark-to-market losses on derivatives relating to certain economic hedges, which were partially offset by interest refunds received on tax reassessments related to prior years, as noted below. The prior period net loss primarily reflected tax-related items and processing disruption costs.
Q3 2005 vs. Q3 2004 (Nine months ended)
Net income for the nine months ended July 31, 2005, increased by $79 million from the prior period, largely due to a gain on the sale of mortgage-backed securities, a gain on the disposition of certain equity investments recognized in the first quarter of 2005 and the interest refunds relating to the resolution of disputed tax items for the 1993 to 1998 tax periods received in the second and third quarters of 2005. These were offset by the mark-to-market losses recorded this quarter. The prior period loss mainly reflected $26 million of equity losses on certain limited partnerships and a $25 million charge to eliminate intercompany underwriting fees.
Q3 2005 vs. Q2 2005
Net loss of $17 million this quarter compares to net income of $13 million in the prior quarter. This difference of $30 million is mostly due to $10 million in interest refunds received this quarter related to tax reassessments, in comparison to the $28 million of interest refunds received in the prior quarter. Also, we incurred higher mark-to-market losses on our derivatives portfolio this quarter compared to the prior quarter.
BALANCE SHEET HIGHLIGHTS

Selected balance sheet data (period-end)	July 31	April 30	July 31
(C$ millions)	2005	2005	2004

Trading account	$117,545	$101,808	$90,902
Investment account and loan substitutes	38,137	37,777	45,677
Total Securities	$155,682	$139,585	$136,579
Assets purchased under reverse repurchase agreements and securities borrowed	$44,471	$43,015	$44,321
Residential mortgages	88,029	84,552	79,725
Personal loans	40,628	39,275	35,843
Credit cards	6,013	5,791	6,307
Business and government loans	52,381	49,779	50,202
Total Loans	$187,051	$179,397	$172,077
Other assets	$68,907	$63,309	$60,790
Total Assets	$466,305	$434,873	$423,612
Deposits	$304,416	$283,492	$277,492
Other liabilities	$130,301	$121,100	$116,253
Shareholders’ equity	$20,242	$19,806	$18,724

Q3 2005 vs. Q3 2004
Total Assets increased $42.7 billion or 10% from a year ago, largely attributable to increases in Total Securities and Total Loans.
     Total Securities increased $19.1 billion or 14% from a year ago as a result of an increase in our trading businesses to take advantage of market opportunities.
     Total Loans increased $15.0 billion or 9% from a year ago as a result of increases in residential mortgages, personal loans and business and government loans, driven by the low interest rate environment, higher business and consumer confidence and strong employment levels. This was offset by a decrease in credit card loans.
     Residential mortgages increased by $8.3 billion or 10% from a year ago. This increase continues to be driven by the low interest rate environment and higher employment levels, as well as, strong sales efforts. This growth has occurred despite $4.6 billion in securitizations during the year.
     Personal loans were up $4.8 billion or 13% reflecting continued growth in both the secured and unsecured credit lines due to low interest rates, strong consumer demand and higher home equity values.
     Credit cards decreased $294 million or 5%. This reflects the securitization of $1.2 billion of credit cards over the period, which was largely offset by the year-over-year volume growth in credit cards, from new card promotions, strong utilization and rising client average balances.
     Business and government loans increased by $2.2 billion or 4% reflecting the low interest rate environment and businesses’ increased spending to support higher inventory levels.
     Deposits increased $26.9 billion or 10% from a year ago, largely driven by growth in business, government and banks reflecting the shift in funding to support growth in equity trading activities.
     Shareholders’ equity increased $1.5 billion or 8% over the prior year on strong earnings growth, which was partially offset by a higher dividend payment. This increase in shareholders’ equity has both supported our business growth and improved our capital ratios.
Q3 2005 vs. Q2 2005
Total Assets increased $31.4 billion or 7% from the previous quarter, largely due to increases in Total Securities and Total Loans.
     Total Securities increased $16.1 billion or 12% as a result of an increase in trading businesses to take advantage of market opportunities.
     Total Loans increased $7.7 billion or 4% from the previous quarter due to increases across all lending products, reflecting the low interest rate environment, strong consumer and business spending and seasonality.
     Deposits increased $20.9 billion or 7%, mainly reflecting growth in deposits from business, government and banks in support of growth in equity trading activities.
     Shareholders’ equity increased $.4 billion or 2% over the prior quarter on strong earnings growth, which was partially offset by a higher dividend payment.

ROYAL BANK OF CANADA THIRD QUARTER 2005 21
CAPITAL MANAGEMENT
As detailed on page 63A of our 2004 Annual Report, we actively manage our capital to balance the desire to maintain strong capital ratios and high debt ratings with the need to provide strong returns to our shareholders. We are committed to ensuring we have a sufficient level of capital to absorb losses and to provide us the flexibility to expand our businesses as opportunities arise. Our strong capital ratios are maintained through internal capital generation, the issuance of capital instruments when appropriate, and controlled growth in assets.
Regulatory capital
Our capital position and capital ratios, as for all Canadian banks, are determined using the guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI).

	July 31	April 30	October 31
(C$ millions)	2005	2005	2004

Tier 1 capital	$18,590	$18,055	$16,272
Total capital	25,509	24,390	22,733
Risk-adjusted assets and off-balance sheet financial instruments	190,908	190,058	183,409
Capital ratios
Tier 1 capital ratio	9.7%	9.5%	8.9%
Total capital ratio	13.4%	12.8%	12.4%

Q3 2005 vs. Q4 2004
Tier 1 and Total capital ratios increased from year-end 2004 due to strong internal capital generation, controlled growth in risk-adjusted assets, the issuance of $300 million of preferred shares in the first quarter of 2005 and the issuance of $800 million of subordinated debentures in the third quarter of 2005.
Q3 2005 vs. Q2 2005
Tier 1 and Total capital ratios increased from the previous quarter primarily due to strong internal capital generation, controlled growth in risk-adjusted assets and the issuance of $800 million of subordinated debentures.
Selected capital management activity

	For the three	For the nine
	months ended	months ended
	July 31	July 31
(C$ millions)	2005	2005

Common and preferred share dividends	$404	$1,129
Preferred shares issued	—	300
Treasury shares net sales	12	133
Subordinated debentures issued	800	800
Repurchase of common shares — normal course issuer bid program
June 24, 2004 to June 23, 2005	—	64
June 24, 2005 to June 23, 2006	—	—

     We made no repurchases this quarter under our previous normal course issuer bid, which expired on June 23, 2005. From November 1, 2004, to June 23, 2005, we repurchased 1 million common shares at an average price of $63.24 including commissions.
     We made no repurchases this quarter under our new normal course issuer bid that commenced on June 24, 2005. Under this program, we are permitted to repurchase up to 10 million of our common shares.
     During the quarter, we issued $800 million of subordinated debentures under our Canadian Medium Term Note Program. On March 22, 2005, we announced that from time to time we may purchase and cancel some or all of our $250 million debentures maturing in 2083 and some or all of our outstanding US $300 million debentures maturing in 2085. This quarter, we made no repurchases of the outstanding 2083 debentures and we repurchased $17 million (US $13 million) of the outstanding 2085 debentures. In the nine months ended July 31, 2005, we have repurchased $3.5 million of the outstanding 2083 debentures and $83 million (US $68 million) of the outstanding 2085 debentures.
     On April 12, 2005, we announced our intention to redeem, on August 15, 2005, all the $700 million of outstanding 6.40% subordinated debentures due August 15, 2010, for 100% of their principal amount plus accrued interest.
     On August 26, 2005, we announced that on October 7, 2005, we will redeem all of the issued and outstanding US $100 million Non-cumulative First Preferred Shares Series P.
Economic Capital
Economic Capital is management’s quantification of the amount of capital required to underpin all our risks, consistent with our desired solvency standard and AA debt rating. Economic Capital is a non-GAAP measure and is calculated using in-house risk models and assumptions for credit, market (trading and non-trading), operational, business and fixed assets, and insurance-specific risks. Economic Capital is also attributed for goodwill and intangibles. For a complete description of these risks and basis of attributing Economic Capital to business segments, please refer to page 58A of our 2004 Annual Report.

	July 31	April 30	October 31
(C$ millions average balances)	2005	2005	2004

Credit risk	$5,013	$4,983	$5,295
Market risk (trading and non-trading)	2,277	2,198	2,161
Operational risk	2,328	2,360	2,189
Business and fixed asset risk	1,609	1,599	1,653
Insurance-specific	274	187	173

Risk capital	$11,501	$11,327	$11,471
Goodwill and intangibles	4,916	4,963	5,306

Attributed capital (Economic Capital) (1)	$16,417	$16,290	$16,777
Unattributed common equity	2,733	2,110	1,123

Common equity	$19,150	$18,400	$17,900

(1)	Common equity in excess of Economic Capital is reported in the Corporate Support segment.

22 ROYAL BANK OF CANADA THIRD QUARTER 2005
Q3 2005 vs. Q2 2005
Attributed Economic Capital increased $127 million over the prior period, mainly due to increases in Market risk and Insurance-specific risk. The growth in Market risk was caused by higher position levels versus the prior period, and from positioning relative to observed volatility in the bond market during the quarter. An increase in capital underpinning interest rate risk in our non-trading portfolios also contributed to the increase. The rise in Insurance-specific risk can be attributed to an increase in business activity.
Q3 2005 vs. Q4 2004
Attributed Economic Capital decreased $360 million from the year-end, largely due to a reduction in Goodwill and intangibles and Credit risk, partly offset by increases in Market and Operational risk. The decreases were mainly driven by changes in the U.S. dollar/Canadian dollar exchange rate and improved risk profiles in some loan segments.
Share data

	July 31
	2005
	Number of
(C$ millions, except number of shares)	shares (000s)	Amount

First Preferred
Non-cumulative Series N	12,000	$300
Non-cumulative Series O	6,000	150
US$ Non-cumulative Series P	4,000	132
Non-cumulative Series S	10,000	250
Non-cumulative Series W	12,000	300

		$1,132

Common shares outstanding	647,238	$7,126
Stock options
Outstanding	19,751
Exercisable	15,935
Treasury shares	(3,519)	$(215)

     As at August 18, 2005, the number of outstanding common shares and stock options were 647,717,000 and 19,256,000, respectively. The number of other securities disclosed in this table are unchanged.
     Refer to Notes 13 on page 93A and 14 on page 94A in our 2004 Annual Report to shareholders.
LIQUIDITY MANAGEMENT
     The management of liquidity risk is crucial to protecting our capital, maintaining market confidence and ensuring that we can expand into profitable business opportunities, as they arise. Our liquidity management framework is designed to ensure we have access to reliable and cost-effective sources of cash to meet our current and prospective commitments. Our large base of stable retail and commercial deposits combined with broad and diversified sources of wholesale funding are key components of our liquidity risk management strategies.
     Liquidity risk is managed dynamically, and exposures are continually measured, monitored and, as appropriate, mitigated. Two key requirements of our liquidity management framework are i) minimum levels of unencumbered and segregated liquid assets that can be immediately sold or pledged to meet extraordinary funding demands and ii) prudential limits on maximum net fund outflows over specified, shorter-term time horizons. During the quarter, we operated under normal conditions and were in compliance with these requirements. These and other elements of the liquidity management framework are discussed in more detail on pages 66A and 67A of our 2004 Annual Report. There have been no material changes to our liquidity management framework or levels of liquidity and funding risk since the 2004 Annual Report.
     We consider our liquidity profile to be sound and there are no known trends, demands, commitments, events or uncertainties that are presently viewed as likely to materially change our current liquidity position.

ROYAL BANK OF CANADA THIRD QUARTER 2005 23
CREDIT RISK MANAGEMENT
The goal of credit risk management is to ensure the quality and concentrations of our portfolios are aligned with the risk-return appetite of the organization. This is mainly done through a combination of independent evaluation and monitoring of credit risk on an ongoing basis and the instilment of a strong credit culture within the lines of business. For further details regarding our credit risk management, please refer to pages 58A and 59A of our 2004 Annual Report.
Credit quality performance

	July 31	April 30	July 31
(C$ millions)	2005	2005	2004

Gross impaired loans (GIL)
Personal	$290	$305	$333
Business and government	576	615	1,089

Total gross impaired loans	$866	$920	$1,422

Allowance for credit losses (ACL)
Personal	$104	$113	$129
Business and government	248	271	473

Specific allowances	$352	$384	$602
General allowances	1,287	1,298	1,264

Total allowance for credit losses	$1,639	$1,682	$1,866

Provision for credit losses (PCL)
Personal	$108	$124	$97
Business and government	26	(19)	28

Specific provisions	$134	$105	$125
General provisions	(6)	11	—

Total provision for credit losses	$128	$116	$125

Key credit quality ratios
GIL as a % of gross loans and acceptances	.45%	.49%	.80%
ACL as a % of impaired loans	189%	183%	131%
Specific PCL as a % of average loans and acceptances	.28%	.24%	.28%
Total net write-offs as a % of average loans and acceptances	.31%	.33%	.42%

Q3 2005 vs. Q3 2004
Gross impaired loans decreased $556 million or 39% over the last year, as a result of strong collection efforts and favourable resolution of a number of business accounts due to the credit conditions over the period.
     Personal gross impaired loans decreased $43 million or 13% mainly due to reductions in our student loan portfolio, which is being run off, while the other portfolios have largely remained stable due to the favourable credit environment.
     Business and government gross impaired loans decreased $513 million or 47% mainly due to the favourable resolution of a number of corporate accounts in Global Capital Markets. This decrease has largely contributed to the increase in the recovery of provisions in Global Capital Markets, noted previously. There were also reductions across the other business portfolios.
     Allowances for specific credit losses decreased $250 million or 42% largely due to decreases across all business and government portfolios, but in particular the corporate portfolio in Global Capital Markets, largely reflecting the reduction in impairments noted above. The decrease in personal allowances largely reflects the reduction in allowances for student loans.
Q3 2005 vs. Q2 2005
Gross impaired loans decreased $54 million or 6% from the previous period primarily reflecting the resolution of a number of corporate accounts in Global Capital Markets and a lower level of new impaired business and student loans in Canadian Personal and Business.
Credit quality ratio trends
Our Gross impaired loans, Allowance for credit losses and Total net write-off ratios have improved from a year ago reflecting the factors noted above. The specific provision for credit losses as a percentage of average loans and acceptances was .28% in the quarter, which remains unchanged from a year ago, and is up 4 basis points from the prior quarter mainly due to lower recoveries.
MARKET RISK MANAGEMENT
Market risk is the risk of loss that results from changes in interest rates, foreign exchange rates, equity prices and commodity prices. The level of market risk to which we are exposed varies depending on market conditions, expectations of future price and market movements and the composition of our trading portfolio. We establish risk management policies and limits for our trading and asset/liability management activities that allow us to monitor and control our exposure to market risk resulting from these activities.

24 ROYAL BANK OF CANADA THIRD QUARTER 2005
Trading activities
We have established policies and limits for our trading activities that allow us to monitor and control the exposure to market risk resulting from these activities. The market risk associated with trading activities is managed through a Value-At-Risk (VAR) methodology and other supplementary measures. More detailed information on our market risk management policies and processes associated with trading activities is detailed on pages 59A, 60A and 61A of our 2004 Annual Report. These policies, processes and methodologies have not changed materially from those stated in the 2004 Annual Report.
Global VAR by major risk category

	July 31, 2005				April 30, 2005				July 31, 004
		Three months ended				Three months ended				Three months ended
(C$ millions)	As at	High	Average	Low	As at	High	Average	Low	As at	High	Average	Low

Equity	$6	$9	$5	$4	$4	$8	$5	$4	$17	$20	$8	$5
Foreign exchange	2	5	2	1	2	5	2	1	2	5	2	1
Commodities	1	2	1	—	—	—	—	—	—	—	—	—
Interest rate(1)	10	16	12	9	12	13	10	8	12	14	10	8
Debt specific(2)	1	3	2	1	2	2	2	1	1	2	2	1
Global VAR	$13	$17	$14	$10	$15	$15	$12	$9	$19	$25	$14	$10

	July 31, 2005				July 31, 2004
		Nine months ended				Nine months ended
(C$ millions)	As at	High	Average	Low	As at	High	Average	Low

Equity	$6	$9	$5	$4	$17	$20	$7	$4
Foreign exchange	2	5	2	1	2	5	2	1
Commodities	1	2	1	—	—	—	—	—
Interest rate(1)	10	16	10	6	12	14	9	6
Debt specific(2)	1	3	2	1	1	2	2	1
Global VAR	$13	$17	$12	$8	$19	$25	$12	$8

(1)	Commodities reflect market risk for energy-related trading activities such as crude, heating oil, natural gas. Effective May 2005, these activities have been included in our models and reported along side other Market risk trading activities. Prior to this period these activities had been subject to the standardized approach for capital allocation.

(2)	Also includes credit spread risk.

(3)	Prior to Q3 2004, interest rate and debt specific risk were reported in aggregate as interest rate risk.
Average global VAR increased over the prior quarter largely due to higher interest rate VAR resulting from increased position levels versus prior periods and from positioning relative to observed volatility in the bond market during the quarter. Global VAR remained unchanged versus the third quarter of last year and the nine-month period.
There were 4 days of net trading losses in the quarter. The largest loss of $1.65 million did not exceed the Global VAR estimates. The breadth of our trading activity is designed to diversify market risk to any particular strategy, and to reduce trading revenue volatility.

GLOBAL TRADING REVENUES AND VAR99 (C$ millions)	TRADING REVENUES FOR THE THREE MONTHS ENDED JULY 31, 2005 (number of days)

Non-trading activities
Traditional non-trading banking activities, such as deposit taking and lending, expose us to market risk, of which interest rate risk is the largest component. We have established policies that allow us to monitor, control and manage the exposure to this interest rate risk using Economic value of equity risk and Net interest income risk limits and other supplementary measures. More information on our market risk management policies and processes associated with our non-trading activities is detailed on pages 65A and 66A of our 2004 Annual Report. These policies and procedures have not changed materially from those stated in the 2004 Annual Report.
     The table on the next page shows the potential after-tax impact of an immediate and sustained 100 basis point increase and decrease in interest rates, assuming that no further hedging is undertaken, on net interest income and economic value of equity of our non-trading portfolio. These interest rate risk measures are based upon interest rate exposures at a specific time and continuously change as a result of business activities and our risk management initiatives.

ROYAL BANK OF CANADA THIRD QUARTER 2005 25

	July 31	April 30	July 31
(C$ millions)	2005	2005	2004

After-tax impact of 1% increase in rates on:
Net interest income	$40	$57	$55
Economic value of equity	(322)	(255)	(286)

After-tax impact of 1% decrease in rates on:
Net interest income	$(89)	$(105)	$(61)
Economic value of equity	228	156	177

OFF-BALANCE SHEET ARRANGEMENTS
In the normal course of business, we engage in a variety of financial transactions that, under GAAP , are either not recorded on our balance sheet or are recorded on our balance sheet in amounts that differ from the full contract or notional amounts. Off-balance sheet activities we undertake include derivative financial instruments, transactions with special purpose entities and issuance of guarantees. For a complete discussion of these types of arrangements, including their nature, business purpose, importance and significant financial impact see “Off-Balance sheet arrangements” on pages 68A to 71A of our 2004 Annual Report.
     We securitized $1, 039 million in residential mortgage loans and did not undertake any securitizations of credit card loans and commercial mortgage loans in the current quarter. Refer to Note 6 of the Interim Consolidated Financial Statements.
     A summary of the significant guarantees we have provided to third parties as of July 31, 2005, can be found in Note 11 of the Interim Consolidated Financial Statements. There are no significant differences from the prior quarter.
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. We may make such statements in this interim report, in other filings with Canadian regulators or the United States Securities and Exchange Commission, in reports to shareholders or in other communications. These forward-looking statements include, among others, statements with respect to our objectives for 2005, our medium- and long-term goals, and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may,” “could,” “should,” “would,” “suspect,” “outlook,” “believe,” “plan,” “anticipate,” “estimate,” “expect,” “intend,” and words and expressions of similar import are intended to identify forward-looking statements.
     By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian and United States economies and the economies of other countries in which we conduct business; the impact of the movement of the Canadian dollar relative to other currencies, particularly the U.S. dollar; the effects of changes in monetary policy, including changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; the effects of competition in the markets in which we operate; the impact of changes in the laws and regulations regulating financial services and enforcement thereof (including banking, insurance and securities); judicial or regulatory judgments and legal proceedings; our ability to obtain accurate and complete information from or on behalf of our customers and counterparties; our ability to successfully realign our organizational structure, resources and processes; our ability to complete strategic acquisitions and to integrate our acquisitions successfully; the changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; operational and infrastructure risks; and other factors that may affect future results including changes in trade policies, timely development and introduction of new products and services, changes in tax laws, technological changes, unexpected changes in consumer spending and saving habits; the possible impact on our businesses of international conflicts and other developments including those relating to the war on terrorism; and our anticipation of and success in managing the foregoing risks.
     We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the bank, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.
Information contained in or otherwise accessible through the websites mentioned in this interim report does not form a part of this interim report. All references in this interim report to websites are inactive textual references and are for your information only.

26 ROYAL BANK OF CANADA THIRD QUARTER 2005
INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
CONSOLIDATED BALANCE SHEET (unaudited)

	July 31	April 30	October 31	July 31
(C$ millions)	2005	2005	2004 (1)	2004 (1)

Assets

Cash and due from banks	$5,287	$4,136	$3,711	$6,199

Interest-bearing deposits with banks	6,476	7,043	6,267	5,339

Securities
Trading account (pledged — $20,747; $20,515; $16,281 and $11,529)	117,545	101,808	89,322	90,902
Investment account	37,462	37,102	38,923	45,376
Loan substitute	675	675	701	301

	155,682	139,585	128,946	136,579

Assets purchased under reverse repurchase agreements and securities borrowed	44,471	43,015	45,846	44,321

Loans
Residential mortgage	88,029	84,552	81,998	79,725
Personal	40,628	39,275	36,848	35,843
Credit cards	6,013	5,791	6,456	6,307
Business and government	52,381	49,779	47,258	50,202

	187,051	179,397	172,560	172,077
Allowance for loan losses	(1,569)	(1,612)	(1,644)	(1,693)

	185,482	177,785	170,916	170,384

Other
Customers’ liability under acceptances	7,005	6,654	6,184	6,499
Derivative-related amounts	38,677	36,415	38,897	30,227
Premises and equipment	1,722	1,753	1,738	1,738
Goodwill	4,278	4,412	4,280	4,610
Other intangibles	475	511	521	568
Assets of operations held for sale	1,625	1,657	2,457	2,925
Other assets	15,125	11,907	16,459	14,223

	68,907	63,309	70,536	60,790

	$466,305	$434,873	$426,222	$423,612

Liabilities and shareholders’ equity

Deposits
Personal	$112,370	$114,308	$111,256	$113,298
Business and government	156,889	143,351	133,823	133,719
Bank	35,157	25,833	25,880	30,475

	304,416	283,492	270,959	277,492

Other
Acceptances	7,005	6,654	6,184	6,499
Obligations related to securities sold short	34,202	32,181	25,005	24,915
Obligations related to assets sold under repurchase agreements and securities loaned	20,998	19,572	26,473	22,530
Derivative-related amounts	42,391	41,229	42,201	32,845
Insurance claims and policy benefit liabilities	6,914	6,860	6,271	6,258
Liabilities of operations held for sale	50	47	62	51
Other liabilities	18,741	14,557	20,389	23,155

	130,301	121,100	126,585	116,253

Subordinated debentures	8,839	8,101	8,116	8,440

Trust capital securities	1,392	1,400	2,300	2,290

Preferred share liabilities	300	300	300	300

Non-controlling interest in subsidiaries	815	674	58	113

Shareholders’ equity
Preferred shares	832	832	532	532
Common shares (shares issued - 647,238,222; 646,400,522; 644,747,812 and 649,065,551)	7,126	7,091	6,988	7,023
Additional paid-in capital	254	242	169	167
Retained earnings	13,748	13,173	12,065	12,128
Treasury shares (shares held - 3,518,691; 3,681,858; 4,862,782 and 4,708,748)	(215)	(227)	(294)	(284)
Foreign currency translation adjustments	(1,503)	(1,305)	(1,556)	(842)

	20,242	19,806	17,904	18,724

	$466,305	$434,873	$426,222	$423,612

(1)	Restated comparatives as a result of amendments to the definitions of liabilities and equity. Refer to Note 1.

ROYAL BANK OF CANADA THIRD QUARTER 2005 27
CONSOLIDATED STATEMENT OF INCOME (unaudited)

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions)	2005	2005	2004(1)	2005	2004(1)

Interest income
Loans	$2,769	$2,607	$2,429	$7,939	$7,121
Securities	1,038	1,110	854	3,133	2,504
Assets purchased under reverse repurchase agreements and securities borrowed	375	296	145	911	468
Deposits with banks	55	62	33	170	60

	4,237	4,075	3,461	12,153	10,153

Interest expense
Deposits	1,829	1,638	1,273	4,961	3,777
Other liabilities	637	664	444	1,846	1,264
Subordinated debentures	114	111	110	333	318

	2,580	2,413	1,827	7,140	5,359

Net interest income	1,657	1,662	1,634	5,013	4,794

Non-interest income
Insurance premiums, investment and fee income	886	813	792	2,472	2,080
Trading revenues	452	373	351	1,286	1,169
Investment management and custodial fees	313	311	287	915	861
Securities brokerage commissions	274	307	262	863	906
Service charges	289	281	271	847	813
Underwriting and other advisory fees	251	266	214	793	701
Mutual fund revenues	245	233	216	703	632
Card service revenues	158	127	150	427	400
Foreign exchange revenues, other than trading	109	88	72	289	257
Securitization revenues	65	51	24	202	146
Credit fees	46	41	51	139	148
Gain on sale of investment account securities	59	23	31	103	49
Other	134	113	153	348	276

Non-interest income	3,281	3,027	2,874	9,387	8,438

Total revenues	4,938	4,689	4,508	14,400	13,232

Provision for credit losses	128	116	125	352	249

Insurance policyholder benefits, claims and acquisition expense	681	622	575	1,885	1,535

Non-interest expense
Human resources	1,724	1,699	1,675	5,121	5,007
Equipment	247	240	228	715	665
Occupancy	188	191	201	559	560
Communications	155	152	170	458	490
Professional fees	132	113	117	359	330
Outsourced item processing	73	78	74	223	222
Amortization of other intangibles	16	16	16	51	53
Other	206	175	194	573	772

	2,741	2,664	2,675	8,059	8,099

Business realignment charges	1	2	—	5	—

Income from continuing operations before income taxes	1,387	1,285	1,133	4,099	3,349
Income taxes	392	353	358	1,188	1,005

Net income before non-controlling interest	995	932	775	2,911	2,344
Non-controlling interest in net income of subsidiaries	(6)	16	4	17	8

Net income from continuing operations	1,001	916	771	2,894	2,336
Net loss from discontinued operations	(22)	(9)	(28)	(29)	(47)

Net income	$979	$907	$743	$2,865	$2,289

Preferred dividends	11	12	9	31	24

Net income available to common shareholders	$968	$895	$734	$2,834	$2,265

Average number of common shares (in thousands)	643,102	640,842	646,019	640,874	647,545
Basic earnings per share (in dollars)	$1.51	$1.40	$1.14	$4.42	$3.50
Basic earnings per share from continuing operations (in dollars)	$1.54	$1.41	$1.18	$4.47	$3.57
Basic earnings per share from discontinued operations (in dollars)	$(.03)	$(.01)	$(.04)	$(.05)	$(.07)
Average number of diluted common shares (in thousands)	653,023	651,800	654,275	651,522	656,730
Diluted earnings per share (in dollars)	$1.48	$1.37	$1.12	$4.35	$3.45
Diluted earnings per share from continuing operations (in dollars)	$1.51	$1.38	$1.16	$4.40	$3.52
Diluted earnings per share from discontinued operations (in dollars)	$(.03)	$(.01)	$(.04)	$(.05)	$(.07)

Dividends per share (in dollars)	$.61	$.55	$.52	$1.71	$1.50

(1)	Restated comparatives as a result of amendments to the definitions of liabilities and equity. Refer to Note 1.

28 ROYAL BANK OF CANADA THIRD QUARTER 2005
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions)	2005	2005	2004(1)	2005	2004(1)

Preferred shares
Balance at beginning of period	$832	$832	$532	$532	$532
Issued	—	—	—	300	—

Balance at end of period	832	832	532	832	532

Common shares
Balance at beginning of period	7,091	7,021	7,058	6,988	7,018
Issued	35	70	14	149	110
Purchased for cancellation	—	—	(49)	(11)	(105)

Balance at end of period	7,126	7,091	7,023	7,126	7,023

Additional paid-in capital
Balance at beginning of period	242	210	140	169	85
Renounced stock appreciation rights, net of related income taxes	—	(2)	—	(2)	(1)
Stock-based compensation awards	13	12	15	12	42
Reclassified amounts	—	—	—	—	34
Initial adoption of AcG 15, Consolidation of Variable Interest Entities	—	—	—	54	—
Other	(1)	22	12	21	7

Balance at end of period	254	242	167	254	167

Retained earnings
Balance at beginning of period	13,173	12,628	11,953	12,065	11,333
Net income	979	907	743	2,865	2,289
Preferred share dividends	(11)	(12)	(9)	(31)	(24)
Common share dividends	(393)	(353)	(336)	(1,098)	(970)
Premium paid on common shares purchased for cancellation	—	—	(223)	(53)	(498)
Issuance costs, net of related income taxes	—	3	—	—	—
Cumulative effect of adopting AcG 17, Equity-Linked Deposit Contracts, net of related income taxes	—	—	—	—	(2)

Balance at end of period	13,748	13,173	12,128	13,748	12,128

Treasury shares
Balance at beginning of period	(227)	(312)	(257)	(294)	—
Reclassified amounts	—	—	—	—	(304)
Net sales (purchases)	12	85	(27)	133	20
Initial adoption of AcG 15, Consolidation of Variable Interest Entities	—	—	—	(54)	—

Balance at end of period	(215)	(227)	(284)	(215)	(284)

Foreign currency translation adjustments, net of related income taxes
Balance at beginning of period	(1,305)	(1,426)	(570)	(1,556)	(893)
Change in unrealized foreign currency translation gains and losses	(713)	325	(586)	31	302
Impact of hedging unrealized foreign currency translation gains and losses	515	(204)	314	22	(251)

Balance at end of period	(1,503)	(1,305)	(842)	(1,503)	(842)

Shareholders’ equity at end of period	$20,242	$19,806	$18,724	$20,242	$18,724

(1)	Restated comparatives as a result of amendments to the definitions of liabilities and equity. Refer to Note 1.

ROYAL BANK OF CANADA THIRD QUARTER 2005 29
CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(C$ millions)	2005	2005	2004(1)	2005	2004(1)

Cash flows from operating activities
Net income from continuing operations	$1,001	$916	$771	$2,894	$2,336
Adjustments to determine net cash (used in) from operating activities
Provision for credit losses	128	116	125	352	249
Depreciation	104	104	100	311	285
Business realignment charges	—	(5)	—	(3)	—
Business realignment payments	(20)	(30)	—	(64)	—
Deferred income taxes	(62)	(122)	(42)	(195)	(79)
Amortization of other intangibles	16	16	16	51	53
Writedown of deferred issuance costs	—	—	—	—	25
Gain on sale of premises and equipment	(6)	(5)	(9)	(15)	(45)
Gain on loan securitizations	(15)	(9)	6	(72)	(20)
Loss on investment in certain associated companies	—	—	—	—	9
Gain on sale of investment account securities	(59)	(23)	(31)	(103)	(49)
Changes in operating assets and liabilities
Insurance claims and policy benefit liabilities	54	132	(368)	643	(112)
Net change in accrued interest receivable and payable	(76)	—	89	(159)	(107)
Current income taxes	336	(201)	380	(57)	(1,134)
Derivative-related assets	(2,262)	487	4,053	220	5,389
Derivative-related liabilities	1,162	(19)	(4,667)	190	(4,930)
Trading account securities	(15,737)	(2,560)	1,104	(28,223)	(3,545)
Net change in brokers and dealers receivable and payable	(615)	75	(516)	244	(84)
Other	1,150	2,206	2,853	1,226	4,430

Net cash (used in) from operating activities from continuing operations	(14,901)	1,078	3,864	(22,760)	2,671
Net cash from (used in) operating activities from discontinued operations	11	(16)	28	23	179

Net cash (used in) from operating activities	(14,890)	1,062	3,892	(22,737)	2,850

Cash flows from investing activities
Change in interest-bearing deposits with banks	567	(229)	(2,028)	(209)	(3,392)
Change in loans, net of loan securitizations	(8,355)	(4,800)	(5,812)	(19,423)	(13,536)
Proceeds from loan securitizations	637	1,381	887	3,315	2,785
Proceeds from sale of investment account securities	1,130	11,582	4,128	21,925	13,031
Proceeds from maturity of investment account securities	2,829	4,630	7,163	13,091	21,355
Purchases of investment account securities	(4,200)	(15,446)	(11,626)	(31,837)	(35,732)
Change in loan substitute securities	—	—	3	26	24
Net acquisitions of premises and equipment	(72)	(90)	(74)	(295)	(339)
Change in assets purchased under reverse repurchase agreements and securities borrowed	(1,456)	(7,392)	1,465	1,375	(3,139)
Net cash (used in) provided by acquisition of subsidiaries	—	—	(9)	—	438

Net cash used in investing activities from continuing operations	(8,920)	(10,364)	(5,903)	(12,032)	(18,505)
Net cash from investing activities from discontinued operations	2	142	809	768	538

Net cash used in investing activities	(8,918)	(10,222)	(5,094)	(11,264)	(17,967)

Cash flows from financing activities
Change in deposits	20,924	3,472	5,907	32,557	18,347
Issue of subordinated debentures	800	—	600	800	3,100
Repayment of subordinated debentures	(16)	(69)	(524)	(85)	(841)
Issue of preferred shares	—	—	—	300	—
Issuance costs	—	—	—	(3)	—
Issue of common shares	33	64	13	138	103
Purchase of common shares for cancellation	—	—	(272)	(64)	(603)
Net sales of treasury shares	11	109	(27)	126	20
Dividends paid	(365)	(360)	(344)	(1,065)	(955)
Dividends/distributions paid by subsidiaries to non-controlling interests	(4)	(2)	(1)	(7)	(5)
Change in obligations related to assets sold under repurchase agreements and securities loaned	1,426	2,770	(5,934)	(5,475)	(1,966)
Change in obligations related to securities sold short	2,021	3,327	4,139	9,197	2,060
Change in short-term borrowings of subsidiaries	175	(340)	(353)	(818)	(833)

Net cash from financing activities from continuing operations	25,005	8,971	3,204	35,601	18,427

Net cash from financing activities	25,005	8,971	3,204	35,601	18,427

Effect of exchange rate changes on cash and due from banks	(46)	16	(11)	(24)	2

Net change in cash and due from banks	1,151	(173)	1,991	1,576	3,312
Cash and due from banks at beginning of period	4,136	4,309	4,208	3,711	2,887

Cash and due from banks at end of period	$5,287	$4,136	$6,199	$5,287	$6,199

Supplemental disclosure of cash flow information
Amount of interest paid in period	$2,587	$2,063	$1,537	$7,121	$5,162
Amount of income taxes paid in period	$324	$446	$138	$1,410	$2,046

(1)	Restated comparatives as a result of amendments to the definitions of liabilities and equity. Refer to Note 1.

30 ROYAL BANK OF CANADA THIRD QUARTER 2005
Notes to the interim consolidated financial statements (unaudited)(All tabular amounts are in millions of Canadian dollars, except per share amounts)
These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and follow the same accounting policies and methods described in our audited consolidated financial statements for the year ended October 31, 2004, except as described below. Under Canadian GAAP, additional disclosures are required in annual financial statements; therefore, these interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2004, and the accompanying notes included on pages 79A to 114A in our 2004 Annual Report. Certain comparative amounts have been reclassified to conform to the current period’s presentation.
Note 1: Significant accounting policies
Consolidation of Variable Interest Entities
On November 1, 2004, we adopted Accounting Guideline 15, Consolidation of Variable Interest Entities (AcG 15), issued by the Canadian Institute of Chartered Accountants (CICA). AcG 15 provides guidance for applying the consolidation principles in the CICA Handbook Section 1590, Subsidiaries, to those entities defined as variable interest entities (VIEs) and more commonly referred to as special purpose entities (SPEs). There was no material impact to our Consolidated balance sheet or Consolidated statement of income upon adoption.
     The following table provides information about unconsolidated VIEs in which we have a significant variable interest and VIEs that we consolidated under AcG 15. In addition, we deconsolidated a capital trust used to raise innovative Tier 1 capital of $900 million as at November 1, 2004, as a result of adopting AcG 15. For prior periods presented, this $900 million is reflected as a liability within Trust capital securities in accordance with the retroactive application of certain revisions to CICA Handbook Section 3860, Financial Instruments — Disclosure and Presentation, discussed in the “Liabilities and equity” section of this note. As a result of the deconsolidation, the senior deposit note of the same amount that we issued to the capital trust is no longer considered intercompany and is reflected in Deposits on our Consolidated balance sheet, effective November 1, 2004. Yield distributions of $13 million and $39 million for the three and nine months ended July 31, 2005, respectively, ($13 million and $26 million for the three and six months ended April 30, 2005) accruing to the holders of these instruments are no longer included in Non-controlling interest in net income of subsidiaries. Instead, interest expense of a similar amount is recognized on the senior deposit note. These instruments continue to qualify as Tier 1 capital pursuant to an advisory from the Office of the Superintendent of Financial Institutions Canada (OSFI) grandfathering such treatment for existing instruments. The multi-seller conduits that we administer were restructured in 2004 and we did not consolidate them upon adopting AcG 15. Please refer to pages 83A and 84A of our 2004 Annual Report for more details.
Liabilities and equity
On November 1, 2004, we adopted the revisions to CICA Handbook Section 3860, Financial Instruments — Disclosure and Presentation, with retroactive restatement of prior period comparatives. We reclassified as liabilities in our Consolidated balance sheet, financial instruments that will be settled by a variable number of

		Maximum exposure
	Total assets as at	to loss as at
	July 31, 2005	July 31, 2005
VIEs in which we have a significant variable interest(1):
Multi-seller conduits we administer(2)	$29,341	$29,586
Third-party conduits	2,590	856
Investment funds	2,427	451
Structured finance VIEs	1,915	1,410
Collateralized Debt Obligations	1,104	19
Other	920	58

Consolidated VIEs (3),(4):
Investment funds	$1,314
Repackaging VIEs	807
Structured finance VIEs	503
Compensation vehicles	296
Other	518

(1)	The maximum exposure to loss resulting from our significant variable interest in these VIEs consists mostly of investments, loans, liquidity facilities and fair value of derivatives with them. We have recognized $2,371 million of this exposure on our Consolidated balance sheet as at July 31, 2005 ($2,842 million as at April 30, 2005).

(2)	Total assets represent maximum assets that may have to be purchased by the conduits under purchase commitments outstanding as at July 31, 2005. Actual assets held by these conduits as at July 31, 2005, were $18,929 million ($21,731 million as at April 30, 2005).

(3)	Prior to adopting AcG 15, we either fully or proportionately consolidated most of these entities, with assets of $1,552 million as at July 31, 2005 ($1,699 million as at April 30, 2005, revised to reflect the right to offset a financial asset and a financial liability in one of our VIEs).

(4)	The assets supporting the obligations of these consolidated VIEs as at July 31, 2005, are as follows: deposits with banks of $185 million ($148 million as at April 30, 2005), securities of $2,408 million ($2,734 million as at April 30, 2005), loans of $375 million (nil as at April 30, 2005, revised to reflect the right to offset a financial asset and a financial liability in one of our VIEs) and other assets of $290 million ($246 million as at April 30, 2005). The compensation vehicles hold $180 million of our common shares as at July 31, 2005 ($180 million as at April 30, 2005).
our common shares upon their conversion by the holder as well as the outstanding returns due. Dividends and yield distributions on these instruments have been reclassified to Interest expense in our Consolidated statement of income.
The impact of this change in accounting policy on the current and prior periods is as follows:
Consolidated balance sheet

	July 31	April 30	October 31	July 31
	2005	2005	2004	2004

Increase in Other liabilities	$8	$34	$51	$13
Increase in Trust capital securities	1,392	1,400	2,300	2,290
Increase in Preferred share liabilities	300	300	300	300
Decrease in Non-controlling interest in subsidiaries capital trust securities	1,400	1,434	2,351	2,303
Decrease in Shareholders’ equity — preferred shares	300	300	300	300

Consolidated statement of income

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2005	2005	2004	2005	2004

Increase in Interest expense	$29	$29	$42	$86	$124
Decrease in Non-controlling interest in net income of subsidiaries	26	25	39	76	114
Decrease in Preferred share dividends	3	4	3	10	10

Net income available to common shareholders and earnings per share were not impacted by these reclassifications. These instruments continue to qualify as Tier 1 capital pursuant to an OSFI advisory which grandfathers such treatment for existing instruments.
Trade date accounting
During the first quarter of 2004, we changed from settlement date accounting to trade date accounting for Securities in response to the issuance of CICA Handbook Section 1100, Generally Accepted Accounting Principles. We reconsidered this decision in the fourth quarter of 2004 and decided to present our Consolidated balance sheet using settlement date accounting, as we had done prior to November 1, 2003. This decision was made partly in response to the issuance of a re-exposure draft of CICA Handbook Section 3855, Financial Instruments — Recognition and Measurement, which was finalized in January 2005, as noted below, and which permits either method of accounting. Comparative information presented in these financial statements for the third quarter of 2004 has been restated to reflect this change. This change to settlement date accounting decreased Securities by $199 million, Other assets by $7,278 million, and Other liabilities by $7,477 million as at July 31, 2004.

ROYAL BANK OF CANADA THIRD QUARTER 2005 31
Asset retirement obligations
On November 1, 2004, we adopted CICA Handbook Section 3110, Asset Retirement Obligations. This standard requires that a liability and a corresponding asset be recognized at fair value for an asset retirement obligation related to a long-lived asset in the period in which it is incurred and can be reasonably estimated. The increase in the related long-lived asset is depreciated over the remaining useful life of the asset. The adoption of this standard has not materially impacted our Consolidated balance sheet or Consolidated statement of income.
Change in financial statement presentation
During the quarter, we reclassified expenses related to dividends received on securities borrowed from Non-interest income — Trading revenues to Interest expense — Other liabilities to better reflect the nature of the item. The prior period impacts of the reclassification resulted in corresponding increases in both Interest expense — Other liabilities and Non-interest income — Trading revenues. For the three months ended July 31, 2005, April 30, 2005, and July 31, 2004, $40 million, $113 million and $20 million of income was reclassified, respectively. For the nine months ended July 31, 2005, $186 million was reclassified and the amount related to the nine months ended July 31, 2004, was $20 million.
Future accounting changes
Financial instruments
On January 27, 2005, the CICA issued three new accounting standards: Handbook Section 1530, Comprehensive Income, Handbook Section 3855, Financial Instruments — Recognition and Measurement, and Handbook Section 3865, Hedges. These standards will be effective for us on November 1, 2006. The impact of implementing these new standards on our financial statements is not yet determinable as it will be dependent on our outstanding positions and their fair values at the time of transition.
Comprehensive Income
As a result of adopting these standards, a new category, Accumulated other comprehensive income, will be added to Shareholders’ equity in the Consolidated balance sheet. Major components for this category will include gains and losses on financial assets that will be held as available for sale, unrealized foreign currency translation amounts, net of hedging, arising from self-sustaining foreign operations, and changes in the effective portion of cash flow hedging instruments.
Financial Instruments — Recognition and Measurement
Under the new standard, all financial instruments will be classified as one of the following: Held-to-maturity, Loans and receivables, Held-for-trading or Available-for-sale. Financial assets and liabilities held-for-trading will be measured at fair value with gains and losses recognized in Net income. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading, will be measured at amortized cost. Available for sale instruments will be measured at fair value with gains and losses recognized in Other comprehensive income. The standard also permits designation of any financial instrument as held-for-trading upon initial recognition.
Hedges
Fair value hedges, cash flow hedges and hedges of a net investment in a foreign operation are available under the new Hedges section. In a fair value hedging relationship, the carrying value of the hedged item is adjusted by gains or losses attributable to the hedged risk and recorded in Net income. This change in fair value of the hedged item, to the extent that the hedging relationship is effective, is offset by changes in the fair value of the derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in Other comprehensive income. The ineffective portion will be recognized in Net income. The amounts recognized in Accumulated other comprehensive income will be reclassified to Net income in the periods in which Net income is affected by the variability in the cash flows of the hedged item. In hedging a net investment in a foreign operation, foreign exchange gains and losses on the hedging instruments will be recognized in Other comprehensive income.
Note 2: Business realignment charges
During the quarter, we continued to implement the cost-reduction initiatives that were approved by the Board of Directors on September 9, 2004, in connection with our business realignment. We expect the majority of these realignment initiatives to be completed during fiscal 2005 although the income-protection payments to severed employees and certain lease obligations will extend beyond that time. Changes to the employee-related, premises-related and other charges since April 30, 2005, are set out in the following table:

	Employee-	Premises-
	related	related	Other	Total

Balance as at April 30, 2005 for continuing operations	$130	$—	$1	$131
Adjustments	—	—	—	—
Cash payments	(20)	—	—	(20)
Foreign exchange translation	(1)	—	—	(1)

Balance as at July 31, 2005	109	—	1	110

Balance as at April 30, 2005 for discontinued operations	$1	$11	$—	$12
Adjustments	—	9	—	9
Cash payments	—	(4)	—	(4)

Balance as at July 31, 2005	1	16	—	17

Total	$110	$16	$1	$127

Our business realignment charges include the fair value of the remaining future lease obligations, net of anticipated sublease revenues, for the premises that we have vacated but for which we remain the lessee. We have also expensed the lease cancellation payments for those locations for which we have legally extinguished our lease obligation. The carrying value of redundant assets in the closed premises has been included in premises-related costs. The total business realignment charges for each segment are disclosed in Note 12.
     During the quarter ended April 30, 2005, we identified RBC Mortgage Company as discontinued operations (refer to Note 3). We closed 16 of its branches during the quarter (quarter ended April 30, 2005 — 10) and recorded approximately $6 million in connection with the Chicago headquarters which we vacated last quarter but did not accrue based on the expectation that New Century Mortgage Corporation would assume it. The remaining $17 million to be paid in future periods that will not be assumed by New Century is recorded on the Consolidated balance sheet in Liabilities of operations held for sale.
     As at July 31, 2005, the business realignment charges to be paid in future periods, excluding those pertaining to RBC Mortgage Company were $110 million ($131 million as at April 30, 2005) and are recorded in Other liabilities on the Consolidated balance sheet. During the quarter, we incurred approximately $1 million in connection with employee outplacement services (quarter ended April 30, 2005 — $2 million).
     Approximately 1,660 employee positions were initially identified for termination as at October 31, 2004. We adjusted this number to 1,590 last quarter to primarily reflect the employees of Liberty Insurance Services Corporation which was sold to IBM Corporation (refer to Note 4), the related accrual for which was reversed in the first quarter. The number of employees severed by July 31, 2005, was approximately 1,235.
Note 3: Discontinued Operations
Following a strategic review of our U.S. operations earlier this year, we determined that RBC Mortgage Company (the Company) is no longer a core business that will positively contribute to our U.S. operations. On May 27, 2005, we signed a Purchase and Assumption Agreement with New Century Mortgage Corporation and Home123 Corporation (Home123), pursuant to which Home123 will acquire certain of the Company’s assets, including its branches, and will hire substantially all of its employees. The transaction is expected to close on August 31, 2005, but this is subject to customary closing conditions and regulatory approvals. Under the terms of the agreement, we are required to operate the Company in the normal course in order to preserve the value of the assets and the business relationships with customers and employees. The book value of the net assets subject to this transaction as at July 31, 2005, was approximately $11 million (US$9 million). The Company is also in the process of disposing of the assets and obligations that will not be transferred to Home123 upon closing.
     The operating results of the Company, which is part of the U.S. and International Personal and Business segment, have been reclassified to discontinued operations for all periods presented on the Consolidated statement of income. The Company’s business realignment charges have also been reclassified to discontinued operations and the current period results include a $4 million goodwill impairment charge which is explained in Note 5. The Company’s assets and liabilities are presented separately on the Consolidated balance sheet as Assets of operations held for sale and Liabilities of operations held for sale, respectively, and on the Consolidated statement of cash flows as Net cash (used in) from discontinued operations.

32 ROYAL BANK OF CANADA THIRD QUARTER 2005
The operating results of the Company are summarized below:

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2005	2005	2004	2005	2004

Net interest income	$6	$7	$32	$25	$76
Non-interest income	40	38	(10)	121	47

Total revenues	46	45	22	146	123
Non-interest expense	64	57	68	174	198
Business realignment charges	9	2	—	11	—
Goodwill impairment charge	4	—	—	4	—

Net loss before income taxes	(31)	(14)	(46)	(43)	(75)

Net loss from discontinued operations	$(22)	$(9)	$(28)	$(29)	$(47)

The major categories of the assets and liabilities related to the Company’s operations held for sale are as follows:
Assets

	July 31	April 30	October 31	July 31
	2005	2005	2004	2004

Residential mortgages	$1,402	$1,401	$2,172	$2,484
Premises and equipment	15	19	18	20
Other assets	208	237	267	421

Total assets of operations held for sale	$1,625	$1,657	$2,457	$2,925

Liabilities

	July 31	April 30	October 31	July 31
	2005	2005	2004	2004

Total liabilities of operations held for sale	$50	$47	$62	$51

The Company’s mortgages held for sale are funded through credit facilities provided by other RBC Financial Group entities. This internal funding is not included in the liabilities presented above.
Note 4: Disposition
On December 31, 2004, we completed the sale of our subsidiary, Liberty Insurance Services Corporation, to IBM Corporation for cash. The gain on the sale was reported in the Canadian Personal and Business segment.
Note 5: Goodwill
The business realignment which took effect November 1, 2004, as discussed in Note 12, resulted in the realignment of certain reporting units thereby requiring us to re-allocate our goodwill to the new reporting units. Given that all of our components, including RBC Dain Rauscher Corporation and RBC Centura Bank, were deemed to be integrated within the context and application of GAAP, all goodwill has been re-allocated using the relative fair value approach.
     In connection with our decision to discontinue the operations of RBC Mortgage Company, we tested the goodwill attributable to it using a discounted cash flow model and determined that it was impaired by approximately $4 million. This charge has been recorded in Net loss from discontinued operations for the current period.
Note 6: Securitizations
Securitization activity for the three months ended

	July 31	April 30			July 31
	2005 (1)	2005			2004 (4)
	Residential	Credit	Commercial	Residential	Commercial	Residential
	mortgage	card	mortgage	mortgage	mortgage	mortgage
	loans (2)	loans (3)	loans	loans (2)	loans	loans (2)

Securitized and sold	$641	$1,200	$176	$—	$111	$799
Net cash proceeds received	637	600	181	—	112	775
Asset backed securities purchased	—	596	—	—	—	—
Retained rights to future excess interest	19	8	—	—	—	17
Pre-tax gain (loss) on sale	15	4	5	—	1	(7)
Securities created and retained as investment securities	398	—	—	1,008	—	280
Securitization activity for the nine months ended

	July 31			July 31
	2005			2004 (4)
	Credit	Commercial	Residential	Commercial	Residential
	card	mortgage	mortgage	mortgage	mortgage
	loans (3)	loans	loans (2)	loans	loans (2)

Securitized and sold	$1,200	$176	$1,941	$244	$2,574
Net cash proceeds received	600	181	1,934	247	2,538
Asset backed securities purchased	596	—	—	—	—
Retained rights to future excess interest	8	—	70	—	66
Pre-tax gain on sale	4	5	63	3	30
Securities created and retained as investment securities	—	—	1,953	—	1,377

ROYAL BANK OF CANADA THIRD QUARTER 2005 33
The key assumptions used to value the retained interests at the date of securitization for activities during the three months ended July 31, 2005, are summarized below. All rates are annualized.

	Residential mortgage loans
	Variable rate	Fixed rate

Prepayment rate	10.00%	12.00%
Excess spread, net of credit losses	.27	1.38
Expected credit losses	N/A	N/A
Discount rate	3.50	3.50

(1)	We did not securitize any commercial mortgage loans or credit card loans during the current period.

(2)	All residential mortgage loans securitized are government guaranteed.

(3)	With respect to the securitization of credit card loans during the three-month period ended April 30, 2005, and the nine-month period ended July 31, 2005, the net cash proceeds received represents gross cash proceeds of $1.2 billion less funds used to purchase notes issued by the trust with a principal value of $600 million.

(4)	We did not securitize any credit card loans during the three- or nine-month periods ended July 31, 2004.
Note 7: Stock-based compensation
We prospectively adopted the fair value method of accounting recommended by the CICA in Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, for new awards granted after November 1, 2002. For awards granted before November 1, 2002, the pro forma effect of the fair value method is indicated in the following table:
Pro forma net income and earnings per share

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2005	2005	2004	2005	2004

As reported:
Net income from continuing operations (1)	$1,001	$916	$771	$2,894	$2,336
Net income (1)	979	907	743	2,865	2,289
Basic earnings per share from continuing operations	1.54	1.41	1.18	4.47	3.57
Basic earnings per share	1.51	1.40	1.14	4.42	3.50
Diluted earnings per share from continuing operations	1.51	1.38	1.16	4.40	3.52
Diluted earnings per share	1.48	1.37	1.12	4.35	3.45

Pro forma:
Net income from continuing operations (1)	$998	$913	$764	$2,883	$2,312
Net income (1)	976	904	736	2,854	2,265
Basic earnings per share from continuing operations	1.53	1.40	1.17	4.45	3.53
Basic earnings per share	1.50	1.39	1.13	4.40	3.46
Diluted earnings per share from continuing operations	1.51	1.38	1.15	4.39	3.48
Diluted earnings per share	1.48	1.37	1.11	4.34	3.41

(1)	Net income for the three and nine months ended July 31, 2004, has been restated as a result of amendments to the definitions of liability and equity. Refer to Note 1.
Note 8: Pension and other post-retirement benefits

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2005	2005	2004	2005	2004

Pension benefit expense	$81	$87	$83	$257	$251
Other post-retirement benefit expense	$46	$47	$48	$139	$142

Note 9: Significant capital transactions
On July 20, 2005, we issued $300 million of Series 9 subordinated indebtedness at an interest rate of 3.70% per annum, paid semi-annually, until June 24, 2010, and at the three-month Banker’s Acceptance Rate plus 1.00% thereafter until their maturity on June 24, 2015, paid quarterly. The issue was priced at $99.552 plus accrued interest with a yield to June 24, 2010, of 3.80%.
     On June 24, 2005, we issued $500 million of Series 9 subordinated indebtedness at an interest rate of 3.70% per annum, paid semi-annually, until June 24, 2010, and at the three-month Banker’s Acceptance Rate plus 1.00% thereafter until their maturity on June 24, 2015, paid quarterly. The issue was priced at $99.982 with a yield to June 24, 2010, of 3.704%.
     On June 20, 2005, we announced the renewal of our normal course issuer bid to purchase, for cancellation, up to 10 million of our common shares through the facilities of the Toronto Stock Exchange. Under this bid, purchases may be made for a one-year period commencing on June 24, 2005. Under the previous normal course issuer bid which expired on June 23, 2005, we repurchased 7,418,367 common shares at an average price of $60.92. During the quarter, we did not repurchase any common shares (for the quarter ended April 30, 2005 — none) under the previous and current normal course issuer bids.
     On April 12, 2005, we announced our intention to redeem all of our outstanding $700 million 6.40% subordinated debentures due August 15, 2010, for 100% of their principal amount plus accrued interest. The redemption will occur on August 15, 2005. We will finance the redemption out of our general corporate funds.
     On March 22, 2005, we announced that we may purchase for cancellation, from time to time, some or all of our outstanding $250 million Floating-Rate Debentures due in 2083 and US$300 million Floating-Rate Debentures due in 2085. The timing, price and other terms will be determined in our sole discretion. During the current quarter, we purchased US$13.5 million ($17 million) of Floating-Rate Debentures due in 2085. As at July 31, 2005, we have purchased $3.5 million of Floating-Rate Debentures due in 2083 and US$68 million ($83 million) of Floating-Rate Debentures due in 2085.
     On January 31, 2005, we issued $300 million of Non-cumulative First Preferred Shares Series W at $25 per share. Holders are entitled to receive non-cumulative preferential quarterly dividends in the amount of $0.30625 per share, to yield 4.90% annually. Subject to regulatory approval, we may redeem these shares on or after February 24, 2010, in whole or in part, at a declining premium. These shares will also be convertible to our common shares at our option on and after February 24, 2010, at 95% of the weighted average trading price of our common shares.

34 ROYAL BANK OF CANADA THIRD QUARTER 2005
Note 10: Earnings per share

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2005	2005	2004	2005	2004

Basic earnings per share
Net income from continuing operations (1)	$1,001	$916	$771	$2,894	$2,336
Net loss from discontinued operations (2)	(22)	(9)	(28)	(29)	(47)

Net income	979	907	743	2,865	2,289
Preferred dividends	(11)	(12)	(9)	(31)	(24)

Net income available to common shareholders	$968	$895	$734	$2,834	$2,265

Average number of common shares (in thousands)	643,102	640,842	646,019	640,874	647,545

Basic earnings (loss) per share
From continuing operations	$1.54	$1.41	$1.18	$4.47	$3.57
From discontinued operations	(.03)	(.01)	(.04)	(.05)	(.07)

Total	$1.51	$1.40	$1.14	$4.42	$3.50

Diluted earnings per share
Net income available to common shareholders	$968	$895	$734	$2,834	$2,265

Average number of common shares (in thousands)	643,102	640,842	646,019	640,874	647,545
Stock options (3)	7,093	6,793	5,418	6,676	6,258
Issuable under other stock-based compensations	2,828	4,165	2,838	3,972	2,927

Average number of diluted common shares (in thousands)	653,023	651,800	654,275	651,522	656,730

Diluted earnings (loss) per share
From continuing operations	$1.51	$1.38	$1.16	$4.40	$3.52
From discontinued operations	(.03)	(.01)	(.04)	(.05)	(.07)

Total	$1.48	$1.37	$1.12	$4.35	$3.45

(1)	Net income from continuing operations for each of the three and nine months ended July 31, 2004, has been restated as a result of amendments to the definitions of liabilities and equity. Refer to Note 1.

(2)	Refer to Note 3.

(3)	The diluted effect of stock options was calculated using the treasury stock method. This method calculates the number of incremental shares by assuming the outstanding stock options are (i) exercised and then (ii) reduced by the number of shares assumed to be repurchased from the issuance proceeds using the market price of our common shares for the period. For each of the three months ended July 31, 2005, and April 30, 2005, and the nine months ended July 31, 2005, there were no average options outstanding whose exercise prices were greater than the average market price of our common shares. For each of the three and nine months ended July 31, 2004, we excluded from the calculation of diluted earnings per share average options outstanding of 1,183,192 with an exercise price of $62.63, since the option’s exercise price was greater than the average market price of our common shares.
Note 11: Guarantees and contingencies
Guarantees
In the normal course of business, we enter into numerous agreements that may contain features that meet the definition of a guarantee pursuant to CICA Accounting Guideline 14, Disclosure of Guarantees (AcG 14).
     During the quarter ended January 31, 2005, we reassessed our securities lending transactions and concluded that certain securities lending agreements with security lender indemnification meet the definition of a guarantee under AcG 14. In securities lending transactions, we act as an agent for the owner of a security, who agrees to lend the security to a borrower for a fee, under the terms of a prearranged contract. The borrower must fully collateralize the security loan at all times. As part of this custodial business, an indemnification may be provided to security lending customers to ensure that the fair value of securities loaned will be returned in the event that the borrower fails to return the borrowed securities and the collateral held is insufficient to cover the fair value of those securities. These indemnifications will normally terminate without being drawn upon. The maximum potential amount of future payments is the contractual amount before taking into consideration the possibility of recovery by means of realization of collateral held; therefore, the contractual amount is not indicative of future cash requirements. The term of these indemnifications varies, as the securities loaned are recallable on demand.
     The following table summarizes significant guarantees that we have provided to third parties as at July 31, 2005. The maximum potential amount of future payments represents the maximum risk of loss if there were a total default by the guaranteed parties, without consideration of possible recoveries under recourse provisions, insurance policies or from collateral held or pledged.

Maximum potential amount
of future payments

Backstop liquidity facilities	$29,556
Securities lending	28,086
Credit derivatives and written put options (1)	26,865
Financial standby letters of credit and performance guarantees	13,639
Stable value products (1)	12,800
Credit enhancements	3,423
Mortgage loans sold with recourse (2)	350

(1)	The notional amount of the contract approximates the maximum potential amount of future payments.

(2)	Approximately $185 million relates to discontinued operations. Refer to Note 3.
     The fair value of credit derivatives and written put options as at July 31, 2005, was $359 million and this amount was included in Other — Derivative-related amounts in our Consolidated balance sheet ($339 million as at April 30, 2005; $109 million as at October 31, 2004; and $211 million as at July 31, 2004).
     Refer to Note 20 of our 2004 Annual Report for further information on the above guarantees and a description of our obligations under certain indemnification agreements.
     Enron litigation
     On July 27, 2005, Royal Bank of Canada reached an agreement to settle its part of the MegaClaims lawsuit brought by Enron Corp. (Enron) in the United States Bankruptcy Court for the Southern District of New York against Royal Bank of Canada and a number of other financial institutions. Under the agreement, Royal Bank of Canada will pay Enron $31 million (US$25 million) in cash to settle the claims that have been asserted by Enron against the bank and certain related entities. Enron will also allow $140 million (US$114 million) in claims filed against the Enron bankruptcy estate by the bank, including a $61 million (US$50 million) claim previously transferred by the bank, that is the subject of a separate proceeding in the bankruptcy court, in exchange for a cash payment to Enron of $29 million (US$24 million). The agreement, which is subject to the execution of definitive settlement documentation and approval by the bankruptcy court, resolves all claims between the bank and Enron related to Enron’s bankruptcy case. The $31 million payment has been recorded as a charge in the current period; the $29 million has been recorded as a deferred charge and will be applied against the proceeds from the sale of the $79 million (US$64 million) claim.
     A purported class of purchasers of Enron who publicly traded equity and debt securities between January 9, 1999, and November 27, 2001, has named Royal Bank of Canada and certain related entities as defendants in an action entitled Regents of the University of California v. Royal Bank of Canada in the United States District Court, Southern District of Texas (Houston Division). This case has been consolidated with the lead action entitled Newby v. Enron Corp., which is the main consolidated purported Enron shareholder class action wherein similar claims have been made against numerous other financial institutions, law firms, accountants, and certain current and former officers and directors of Enron. In addition, Royal Bank of Canada and certain related entities have been named as defendants in six Enron-related cases, which are filed in various courts in the U.S., asserting similar claims filed by purchasers of Enron securities. Royal Bank of Canada is also a third-party defendant in cases in which Enron’s accountants, Arthur Andersen LLP, filed third-party claims against a number of parties, seeking contribution if Arthur Andersen LLP is found liable to plaintiffs in these actions.

ROYAL BANK OF CANADA THIRD QUARTER 2005 35
     We review the status of these matters on an ongoing basis and will exercise our judgment in resolving them in such manner as we believe to be in our best interests. We will defend ourselves vigorously in these cases. As with any litigation, there are significant uncertainties surrounding the timing and outcome. Uncertainty is exacerbated as a result of the large number of cases, the multiple defendants in many of them, the novel issues presented, the current difficult litigation environment, and the recently publicized settlements by some defendants. Therefore, it is not possible to predict the ultimate outcome of these lawsuits, the timing of their resolution or our exposure, and hence, no provision for loss has been recorded in these interim consolidated financial statements or in any prior period. We believe the ultimate resolution of these lawsuits and other proceedings, while not likely to have a material adverse effect on our consolidated financial position, may be material to our operating results for the particular period in which the resolution occurs.
Other
Various other legal proceedings are pending that challenge certain of our practices or actions. We consider that the aggregate liability resulting from these other proceedings will not be material to our financial position or results of operations.
Note 12: Results by business segment
Quarterly earnings

	Canadian			U.S. and International
	Personal and Business			Personal and Business			Global Capital Markets
	Q3/05	Q2/05	Q3/04	Q3/05	Q2/05	Q3/04	Q3/05	Q2/05	Q3/04

Net interest income	$1,383	$1,281	$1,221	$287	$274	$269	$45	$140	$206
Non-interest income	1,883	1,758	1,669	430	432	437	929	807	715

Total revenues	3,266	3,039	2,890	717	706	706	974	947	921
Provision for (recovery of) credit losses	143	158	108	18	15	22	(18)	(46)	3
Insurance policyholder benefits, claims and acquisition expense	681	622	575	—	—	—	—	—	—
Non-interest expense	1,454	1,492	1,436	569	575	577	696	614	664
Business realignment charges	—	1	—	—	—	—	—	—	—
Income taxes and non-controlling interest	300	235	246	49	30	26	47	93	67

Net income (loss) from continuing operations	688	531	525	81	86	81	249	286	187
Net loss from discontinued operations	—	—	—	(22)	(9)	(28)	—	—	—

Net income (loss)	$688	$531	$525	$59	$77	$53	$249	$286	$187

	Corporate Support			Total
	Q3/05	Q2/05	Q3/04	Q3/05	Q2/05	Q3/04

Net interest income	$(58)	$(33)	$(62)	$1,657	$1,662	$1,634
Non-interest income	39	30	53	3,281	3,027	2,874

Total revenues	(19)	(3)	(9)	4,938	4,689	4,508
Provision for (recovery of) credit losses	(15)	(11)	(8)	128	116	125
Insurance policyholder benefits, claims and acquisition expense	—	—	—	681	622	575
Non-interest expense	22	(17)	(2)	2,741	2,664	2,675
Business realignment charges	1	1	—	1	2	—
Income taxes and non-controlling interest	(10)	11	23	386	369	362

Net income (loss) from continuing operations	(17)	13	(22)	1,001	916	771
Net loss from discontinued operations	—	—	—	(22)	(9)	(28)

Net income (loss)	$(17)	$13	$(22)	$979	$907	$743

Nine-month earnings

	Canadian		U.S. and International		Global
	Personal and Business		Personal and Business		Capital Markets
	2005	2004	2005	2004	2005	2004

Net interest income	$3,950	$3,627	$826	$761	$361	$604
Non-interest income	5,349	4,691	1,294	1,356	2,620	2,266

Total revenues	9,299	8,318	2,120	2,117	2,981	2,870
Provision for (recovery of) credit losses	404	296	47	61	(66)	(80)
Insurance policyholder benefits, claims and acquisition expense	1,885	1,535	—	—	—	—
Non-interest expense	4,361	4,142	1,690	1,782	2,010	2,169
Business realignment charges	1	—	—	—	—	—
Income taxes and non-controlling interest	826	742	120	72	245	188

Net income (loss) from continuing operations	1,822	1,603	263	202	792	593
Net loss from discontinued operations	—	—	(29)	(47)	—	—

Net income (loss)	$1,822	$1,603	$234	$155	$792	$593

	Corporate Support		Total
	2005	2004	2005	2004

Net interest income	$(124)	$(198)	$5,013	$4,794
Non-interest income	124	125	9,387	8,438

Total revenues	—	(73)	14,400	13,232
Provision for (recovery of) credit losses	(33)	(28)	352	249
Insurance policyholder benefits, claims and acquisition expense	—	—	1,885	1,535
Non-interest expense	(2)	6	8,059	8,099
Business realignment charges	4	—	5	—
Income taxes and non-controlling interest	14	11	1,205	1,013

Net income (loss) from continuing operations	17	(62)	2,894	2,336
Net loss from discontinued operations	—	—	(29)	(47)

Net income (loss)	$17	$(62)	$2,865	$2,289

36 ROYAL BANK OF CANADA THIRD QUARTER 2005
     Effective November 1, 2004, we reorganized our previous five business segments (RBC Banking, RBC Insurance, RBC Investments, RBC Capital Markets and RBC Global Services) into three (Canadian Personal and Business, U.S. and International Personal and Business, and Global Capital Markets). The Canadian Personal and Business segment consists of banking and investments in Canada, and our global insurance businesses. The U.S. and International Personal and Business segment consists of our banking and retail brokerage businesses in the U.S., banking in the Caribbean and private banking internationally. The Global Capital Markets segment includes corporate, commercial and investment banking, securities custody and transaction processing. The fixed income business of RBC Dain Rauscher Corporation, which was previously recorded in RBC Investments, is now recorded in Global Capital Markets. All other enterprise level activities that are not allocated to these three business segments are reported under our fourth segment, Corporate Support. Consolidation adjustments are also included in Corporate Support. The comparative results have been restated to conform with the new basis of segment presentation.
     Our management-reporting process measures the performance of our business segments based on our management structure and is not necessarily comparable with similar information for other financial services companies. We use a management-reporting model that includes methodologies for funds transfer pricing, attribution of Economic Capital and cost transfers to measure business segment results. Operating revenues and expenses directly associated with each segment are included in the business segment results. Transfer pricing of funds and inter-segment transactions are generally at market rates. Overhead costs, indirect expenses and capital are attributed to the business segments based on allocation and risk-based methodologies. The capital attribution methodologies involve a number of assumptions and judgments, and directly impact other measures such as business return on equity and return on risk capital. We revised certain methodologies effective November 1, 2004, in conjunction with our new management-reporting model. All methodologies are periodically reviewed to ensure they remain valid.
Note 13: Reconciliation of the application of Canadian and United States generally accepted accounting principles
The consolidated financial statements are prepared in accordance with Subsection 308 of the Bank Act (Canada), which states that except as otherwise specified by OSFI, the financial statements are to be prepared in accordance with Canadian GAAP. Material differences between Canadian and United States GAAP are quantified below.
Condensed consolidated balance sheet

	As at July 31			As at October 31			As at July 31
	2005			2004			2004
	Canadian		U.S.	Canadian		U.S.	Canadian		U.S.
	GAAP	Differences	GAAP	GAAP	Differences	GAAP	GAAP	Differences	GAAP

Assets
Cash and due from banks	$5,287	$—	$5,287	$3,711	$—	$3,711	$6,199	$—	$6,199

Interest-bearing deposits with banks	6,476	(32)	6,444	6,267	16	6,283	5,339	26	5,365

Securities
Trading account	117,545	1,196	118,741	89,322	(1,687)	87,635	90,902	(107)	90,795
Investment account	37,462	(37,462)	—	38,923	(38,923)	—	45,376	(45,376)	—
Loan substitute	675	(675)	—	701	(701)	—	301	(301)	—
Available for sale	—	38,439	38,439	—	39,861	39,861	—	45,673	45,673

	155,682	1,498	157,180	128,946	(1,450)	127,496	136,579	(111)	136,468

Assets purchased under reverse repurchase agreements and securities borrowed	44,471	—	44,471	45,846	—	45,846	44,321	—	44,321

Loans (net of allowance for loan losses)	185,482	971	186,453	170,916	967	171,883	170,384	8,804	179,188

Other
Customers’ liability under acceptances	7,005	—	7,005	6,184	—	6,184	6,499	—	6,499
Derivative-related amounts	38,677	1,314	39,991	38,897	1,198	40,095	30,227	987	31,214
Premises and equipment	1,722	(30)	1,692	1,738	(25)	1,713	1,738	(23)	1,715
Goodwill	4,278	45	4,323	4,280	47	4,327	4,610	45	4,655
Other intangibles	475	—	475	521	—	521	568	—	568
Reinsurance recoverables	—	1,208	1,208	—	1,701	1,701	—	1,756	1,756
Separate account assets	—	110	110	—	120	120	—	122	122
Assets of operations held for sale	1,625	(3)	1,622	2,457	(5)	2,452	2,925	—	2,925
Other assets	15,125	26,049	41,174	16,459	16,484	32,943	14,223	15,614	29,837

	68,907	28,693	97,600	70,536	19,520	90,056	60,790	18,501	79,291

	$466,305	$31,130	$497,435	$426,222	$19,053	$445,275	$423,612	$27,220	$450,832

Liabilities and shareholders’ equity
Deposits	$304,416	$84	$304,500	$270,959	$616	$271,575	$277,492	$607	$278,099

Other
Acceptances	7,005	—	7,005	6,184	—	6,184	6,499	—	6,499
Obligations related to securities sold short	34,202	(287)	33,915	25,005	(1,190)	23,815	24,915	146	25,061
Obligations related to assets sold under repurchase agreements and securities loaned	20,998	—	20,998	26,473	—	26,473	22,530	—	22,530
Derivative-related amounts	42,391	790	43,181	42,201	669	42,870	32,845	601	33,446
Insurance claims and policy benefit liabilities	6,914	2,602	9,516	6,271	3,081	9,352	6,258	3,073	9,331
Separate account liabilities	—	110	110	—	120	120	—	122	122
Liabilities of operations held for sale	50	—	50	62	—	62	51	—	51
Other liabilities	18,741	27,124	45,865	20,389	16,014	36,403	23,155	23,534	46,689

	130,301	30,339	160,640	126,585	18,694	145,279	116,253	27,476	143,729

Subordinated debentures	8,839	450	9,289	8,116	406	8,522	8,440	290	8,730
Trust capital securities	1,392	(1,392)	—	2,300	(2,300)	—	2,290	(2,290)	—
Preferred share liabilities	300	(300)	—	300	(300)	—	300	(300)	—
Non-controlling interest in subsidiaries	815	1,400	2,215	58	1,466	1,524	113	1,456	1,569
Shareholders’ equity	20,242	549	20,791	17,904	471	18,375	18,724	(19)	18,705

	$466,305	$31,130	$497,435	$426,222	$19,053	$445,275	$423,612	$27,220	$450,832

ROYAL BANK OF CANADA THIRD QUARTER 2005 37
Condensed consolidated statement of income

	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
	2005	2005	2004	2005	2004

Net income from continuing operations, Canadian GAAP (1)	$1,001	$916	$771	$2,894	$2,336
Differences:
Net interest income
Derivative instruments and hedging activities	12	12	2	28	5
Variable interest entities	—	—	2	—	(16)
Liabilities and equity	29	29	42	86	124
Non-interest income
Insurance accounting	(157)	(138)	(160)	(461)	(434)
Derivative instruments and hedging activities	10	(7)	23	7	33
Reclassification of securities	—	—	—	—	7
Variable interest entities	—	—	(2)	—	—
Limited partnerships	(2)	(2)	5	(6)	(15)
Joint ventures	(39)	(48)	(40)	(124)	(107)
Other	—	—	3	(4)	—
Provision for credit losses
Reclassification of securities	—	—	—	—	(1)
Joint ventures	1	17	—	18	—
Insurance policyholder benefits, claims and acquisition expense
Insurance accounting	155	144	145	533	416
Non-interest expense
Stock appreciation rights	3	15	—	18	(5)
Insurance accounting	20	16	15	53	37
Joint ventures	27	29	31	85	84
Variable interest entities	—	—	(15)	—	(25)
Income taxes and net difference in income taxes due to the above items	(4)	(12)	(2)	(39)	18
Non-controlling interest in net income of subsidiaries
Variable interest entities	—	—	15	—	39
Liabilities and equity	(26)	(25)	(39)	(76)	(114)

Net income from continuing operations, U.S. GAAP	$1,030	$946	$796	$3,012	$2,382

Net loss from discontinued operations, Canadian GAAP	$(22)	$(9)	$(28)	$(29)	$(47)
Difference — Other	—	(1)	—	2	—

Net loss from discontinued operations, U.S. GAAP	$(22)	$(10)	$(28)	$(27)	$(47)

Net income, U.S. GAAP	$1,008	$936	$768	$2,985	$2,335

Basic earnings per share (2)
Canadian GAAP	$1.51	$1.40	$1.14	$4.42	$3.50
U.S. GAAP	$1.54	$1.43	$1.17	$4.57	$3.55
Basic earnings per share from continuing operations
Canadian GAAP	$1.54	$1.41	$1.18	$4.47	$3.57
U.S. GAAP	$1.57	$1.45	$1.21	$4.61	$3.62
Basic earnings per share from discontinued operations
Canadian GAAP	$(.03)	$(.01)	$(.04)	$(.05)	$(.07)
U.S. GAAP	$(.03)	$(.02)	$(.04)	$(.04)	$(.07)
Diluted earnings per share (2)
Canadian GAAP	$1.48	$1.37	$1.12	$4.35	$3.45
U.S. GAAP	$1.52	$1.41	$1.15	$4.50	$3.49
Diluted earnings per share from continuing operations
Canadian GAAP	$1.51	$1.38	$1.16	$4.40	$3.52
U.S. GAAP	$1.55	$1.43	$1.19	$4.54	$3.56
Diluted earnings per share from discontinued operations
Canadian GAAP	$(.03)	$(.01)	$(.04)	$(.05)	$(.07)
U.S. GAAP	$(.03)	$(.02)	$(.04)	$(.04)	$(.07)

(1)	Canadian GAAP Net income from continuing operations for the three and the nine months ended July 31, 2004, has been restated as a result of amendments to the definitions of liabilities and equity. Refer to Note 1.

(2)	Two-class method of calculating earnings per share: When calculating earnings per share under U.S. GAAP, we are required to give effect to securities or other instruments or contracts that entitle their holders to participate in undistributed earnings when such entitlement is nondiscretionary and objectively determinable. The impact of this calculation reduced U.S. GAAP basic earnings per share by less than one cent for the three months ended July 31, 2005, and by two cents for the nine months ended July 31, 2005. U.S. GAAP diluted earnings per share were also reduced for each of the three-and nine-month periods ended July 31, 2005, by less than one cent and by one cent, respectively.
Consolidated statement of comprehensive income

	For the nine months ended
	July 31	July 31
	2005	2004

Net income, U.S. GAAP	$2,985	$2,335
Other comprehensive income
Changes in unrealized gains and losses on available for sale securities	54	(53)
Changes in unrealized foreign currency translation gains and losses	31	306
Impact of hedging unrealized foreign currency translation gains and losses	22	(251)
Change in gains and losses on derivatives designated as cash flow hedges	(164)	(78)
Reclassification to earnings of gains and losses on cash flow hedges	80	40
Additional pension obligation	—	(13)

Total comprehensive income	$3,008	$2,286

38 ROYAL BANK OF CANADA THIRD QUARTER 2005
Significant balance sheet reconciling items
The following tables present the increases or (decreases) in assets, liabilities and equity by significant reconciling items between U.S. and Canadian GAAP. For a complete discussion of U.S. and Canadian GAAP differences, refer to Note 26 on pages 111A to 114A of our 2004 Annual Report.

													Guarantees,
													loan
	Derivative	Variable					Stock		Additional				commitments
	instruments and	interest	Joint	Insurance	Reclassification	Limited	appreciation	Liabilities	pension	Trade date	Non-cash	Right of	and other
	hedging activities	entities	ventures	accounting	of securities	partnerships	rights	and equity	obligation	accounting	collateral	offset(1)	minor items		Total

As at July 31, 2005
Assets
Interest-bearing deposits with banks	$(32)	—	—	—	—	—	—	—	—	—	—	—	—		$(32)
Securities	$—	—	—	—	468	(135)	—	—	—	1,196	—	—	(31)		$1,498
Loans	$42	—	—	—	—	—	—	—	—	—	—	929	—		$971
Other assets	$1,067	—	(84)	3,476	(166)	124	(15)	—	35	7,501	16,636	—	119	(2)	$28,693
Liabilities and shareholders’ equity
Deposits	$84	—	—	—	—	—	—	—	—	—	—	—	—		$84
Other liabilities	$712	—	(84)	3,315	—	—	(42)	(8)	102	8,697	16,636	929	82		$30,339
Subordinated debentures	$450	—	—	—	—	—	—	—	—	—	—	—	—		$450
Trust capital securities	$—	—	—	—	—	—	—	(1,392)	—	—	—	—	—		$(1,392)
Preferred share liabilities	$—	—	—	—	—	—	—	(300)	—	—	—	—	—		$(300)
Non-controlling interest in subsidiaries	$—	—	—	—	—	—	—	1,400	—	—	—	—	—		$1,400
Shareholders’ equity	$(169)	—	—	161	302	(11)	27	300	(67)	—	—	—	6		$549

As at October 31, 2004
Assets
Interest-bearing deposits with banks	$(33)	49	—	—	—	—	—	—	—	—	—	—	—		$16
Securities	$—	(624)	—	—	374	(102)	—	—	—	(1,250)	—	189	(37)		$(1,450)
Loans	$43	924	—	—	—	—	—	—	—	—	—	—	—		$967
Other assets	$910	44	(80)	2,615	(140)	95	(10)	—	35	8,567	7,363	3	118	(3)	$19,520
Liabilities and shareholders’ equity
Deposits	$158	266	—	—	—	—	—	—	—	—	—	192	—		$616
Other liabilities	$464	1,012	(80)	2,516	—	—	(27)	(51)	102	7,317	7,363	—	78		$18,694
Subordinated debentures	$406	—	—	—	—	—	—	—	—	—	—	—	—		$406
Trust capital securities	$—	—	—	—	—	—	—	(2,300)	—	—	—	—	—		$(2,300)
Preferred share liabilities	$—	—	—	—	—	—	—	(300)	—	—	—	—	—		$(300)
Non-controlling interest in subsidiaries	$—	(885)	—	—	—	—	—	2,351	—	—	—	—	—		$1,466
Shareholders’ equity	$(108)	—	—	99	234	(7)	17	300	(67)	—	—	—	3		$471

As at July 31, 2004
Assets
Interest-bearing deposits with banks	$(33)	59	—	—	—	—	—	—	—	—	—	—	—		$26
Securities	—	(494)	—	—	84	(102)	—	—	—	199	—	198	4		$(111)
Loans	$43	8,761	—	—	—	—	—	—	—	—	—	—	—		$8,804
Other assets	$731	53	(65)	3,241	(46)	92	(9)	—	267	7,279	6,837	9	112		$18,501
Liabilities and shareholders’ equity
Deposits	$22	378	—	—	—	—	—	—	—	—	—	207	—		$607
Other liabilities	$439	8,848	(65)	3,124	—	—	(26)	(13)	770	7,478	6,837	—	84		$27,476
Subordinated debentures	$290	—	—	—	—	—	—	—	—	—	—	—	—		$290
Trust capital securities	$—	—	—	—	—	—	—	(2,290)	—	—	—	—	—		$(2,290)
Preferred share liabilities	$—	—	—	—	—	—	—	(300)	—	—	—	—	—		$(300)
Non-controlling interest in subsidiaries	$—	(847)	—	—	—	—	—	2,303	—	—	—	—	—		$1,456
Shareholders’ equity	$(10)	—	—	117	38	(10)	17	300	(503)	—	—	—	32		$(19)

(1)	Right of offset: Canadian GAAP requires net presentation of assets and liabilities that are subject to a legal right of offset where we intend to settle these assets and liabilities either on a net basis or simultaneously. In addition to these criteria, under U.S. GAAP, the assets and liabilities must pertain to the same party.

(2)	Includes ($3 million) related to discontinued operations.

(3)	Includes ($5 million) related to discontinued operations.
Changes in significant accounting policies affecting U.S. and Canadian GAAP differences
Variable interest entities: With the adoption of Accounting Guideline 15, Consolidation of Variable Interest Entities, on November 1, 2004, the treatment of VIEs is consistent in all material respects with Financial Accounting Standards Board (FASB) Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (FIN 46R), under U.S. GAAP.
Implicit variable interests: In March 2005, the FASB issued FASB Staff Position No. FIN 46(R)-5, Implicit Variable Interests Under FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (FSP). This FSP clarifies that implicit variable interests are implied financial interests in an entity that change with changes in the fair value of the entity’s net assets exclusive of variable interests. An implicit variable interest is similar to an explicit variable interest except that it involves absorbing and/or receiving variability indirectly from the entity. The identification of an implicit variable interest is a matter of judgment that depends on the relevant facts and circumstances. For entities that have already adopted FIN 46R, this FSP is effective in the first reporting period beginning after March 3, 2005. We implemented the FSP effective the third quarter of fiscal year 2005. The resulting impact was not material to our financial results.
Liabilities and equity: As discussed in Note 1, we adopted the revisions to CICA Handbook Section 3860, Financial Instruments — Disclosure and Presentation on November 1, 2004, under Canadian GAAP with retroactive restatement of prior period comparatives. These revisions require liability classification for financial instruments that can be settled by a variable number of our common shares upon their conversion by the holder. As a result, we reclassified certain preferred shares and Non-controlling interest in subsidiaries as liabilities. Dividends and yield distributions on these instruments have been reclassified to Interest expense in our Consolidated statement of income. There was no corresponding change in U.S. GAAP where these instruments continue to be reported as preferred shares in Shareholders’ equity and as Non-controlling interest in subsidiaries.
Nontraditional long-duration contracts and separate accounts: Statement of Position 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts (SOP 03-1), issued by the American Institute of Certified Public Accountants, became effective for us on November 1, 2004, under U.S. GAAP. The most significant requirements of SOP 03-1 are reporting and measurement of separate account assets and liabilities when specified criteria are not met, classification and valuation of certain non-traditional long-duration contract liabilities, capitalization and amortization of sales inducements. The implementation of SOP 03-1 did not have a significant impact on our financial statements.
Future accounting changes
Stock-based compensation: In December 2004, the FASB issued FASB Statement No. 123 (revised 2004), Share-Based Payment (FAS 123R). FAS 123R requires that compensation costs relating to share-based payment transactions be measured and recognized in financial statements based on the fair value of the equity or liability instruments issued. In March 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 107, Share-Based Payment, which expresses the SEC staff’s views on FAS 123R and is effective upon adoption of FAS 123R. Pursuant to the SEC’s announcement in April 2005, companies may implement the standard at the beginning of their next fiscal year, instead of their next reporting period, that begins after June 15, 2005. We will implement these requirements on November 1, 2005.
Note 14: Subsequent event
On August 26, 2005, we announced that we will redeem all of the 4,000,000 issued and outstanding Non-cumulative First Preferred Shares Series P (Series P shares) representing US$100 million capital on October 7, 2005, for cash, at a redemption price of US$25.75 per share. We also declared a dividend of US$0.177226 per Series P share covering the period from the last dividend date of August 24, 2005, to October 7, 2005.

ROYAL BANK OF CANADA THIRD QUARTER 2005 39
SHAREHOLDER INFORMATION
Corporate headquarters
Street address:
Royal Bank of Canada
200 Bay Street
Toronto, Ontario, Canada
Tel: (416) 974-5151
Fax: (416) 955-7800
Mailing address:
P.O. Box 1
Royal Bank Plaza
Toronto, Ontario
Canada M5J 2J5
website:
rbc.com
Transfer Agent
and Registrar
Main Agent
Computershare Trust
Company of Canada
Street address:
1500 University Street
Suite 700
Montreal, Quebec
Canada H3A 3S8
Tel: (514) 982-7888, or
1-866-586-7635
Fax: (514) 982-7635
Mailing address:
P.O. Box 1570, Station “B”
Montreal, Quebec
Canada H3B 3L2
website:
computershare.com
Co-Transfer Agent ( U.S. )
The Bank of New York
101 Barclay Street
New York, New York
U.S. 10286
Co-Transfer Agent
(United Kingdom)
Computershare Services PLC
Securities Services — Registrars
P.O. Box No. 82,
The Pavilions,
Bridgwater Road, Bristol
BS99 7NH England
Stock exchange listings
(Symbol: RY)
Common shares are listed on:
Canada
Toronto Stock Exchange ( TSX )
U.S.
New York Stock Exchange ( NYSE )
Switzerland
Swiss Exchange ( SWX )
All preferred shares are listed on the Toronto Stock Exchange.
Valuation Day price
For capital gains purposes, the Valuation Day (December 22, 1971) cost base for the bank’s common shares is $7.38 per share. This amount has been adjusted to reflect the two-for-one share split of March 1981 and the two-for-one share split of February 1990. The one-for-one share dividend paid in October 2000 did not affect the Valuation Day value for the bank’s common shares.
Shareholder contact
For information about stock transfers, address changes, dividends, lost stock certificates, tax forms, estate transfers, contact: Computershare Trust Company of Canada
1500 University Street,
Suite 700
Montreal, Quebec
Canada H3A 3S8
Tel: (514) 982-7888 or
1-866-586-7635

For other shareholder inquiries,
contact: Investor Relations
Royal Bank of Canada
123 Front Street West,
6th Floor
Toronto, Ontario
Canada M5J 2M2
Tel: (416) 955-7806
or visit our website at:
rbc.com/investorrelations
2005 quarterly earnings
release dates

First quarter	Feb. 25
Second quarter	May 27
Third quarter	Aug. 26
Fourth quarter	Dec. 9
Direct deposit service
Shareholders in Canada and the U.S. may have their dividends deposited by electronic funds transfer. To arrange for this service, please contact Computershare Trust Company Canada at their mailing address.
Dividend Reinvestment Plan
The bank’s Dividend Reinvestment Plan provides its registered common shareholders residing in Canada and the United States with the means to purchase additional common shares of the bank through the automatic reinvestment of their cash dividends.
For more information on participation in the Dividend Reinvestment Plan, please contact our Plan Agent:
Computershare Investor Services, Inc.
Attn: Dividend Reinvestment Dept
100 University Ave., 9th Floor
Toronto, Ontario M5J 2Y1
Tel: 1-866-586-7635
(Canada and U.S.)
(514) 982-7888
Fax: (416) 263-9394 or
1-888-453-0330
e-mail:
service@computershare.com
Institutional investors, brokers and security analysts
For financial information inquiries,
contact: Senior Vice-President,
Investor Relations
Royal Bank of Canada
123 Front Street West
6th Floor
Toronto, Ontario
Canada M5J 2M2
Tel: (416) 955-7803
Fax: (416) 955-7800
Common share repurchases
The bank is engaged in a normal course issuer bid through the facilities of the Toronto Stock Exchange. During the one-year period ending June 23, 2006, the bank may repurchase up to 10 million shares in the open market at market prices. The amount and timing of the purchases are to be determined by the bank.
A copy of the bank’s Notice of Intention to file a normal course issuer bid may be obtained, without charge, by contacting the Secretary of the bank at the bank’s Toronto mailing address.
2006 Annual Meeting
The Annual Meeting of Common Shareholders will be held on Friday, March 3, 2006, at the Metro Toronto Convention Centre, North Building, 255 Front Street West, Toronto, Ontario, Canada
Dividend dates for 2005
Subject to approval by the Board of Directors.

	Record dates	Payment dates

Common and preferred	Jan. 26	Feb. 24
shares series N, O, P and S	Apr. 25	May 24
	Jul. 26	Aug. 24
	Oct. 25	Nov. 23
Preferred shares series W	Apr. 25	May 24
	Jul. 26	Aug. 24
	Oct. 25	Nov. 23

Credit ratings

(as at August 26, 2005)	Short-term debt	Senior long-term debt

Moody’s Investors Service	P—1	Aa2
Standard & Poor’s	A—1+	AA-
Fitch Ratings	F1+	AA
Dominion Bond Rating Service	R—1(middle)	AA(low)